SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

FRESENIUS MEDICAL CARE AG & Co. KGaA
(Translation of registrant’s name into English)

Else-Kröner Strasse 1
61346 Bad Homburg
Germany
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F ☑           Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes ☐                 No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

FRESENIUS MEDICAL CARE AG & Co. KGaA

i

Interim Report of Management’s Discussion and Analysis
for the three and nine months ended September 30, 2009 and 2008

Financial Condition and Results of Operations

You should read the following discussion and analysis of the results of operations of Fresenius Medical Care AG & Co. KGaA (“FMC-AG & Co. KGaA,” or the “Company”) and its subsidiaries in conjunction with our unaudited consolidated financial statements and related notes contained elsewhere in this report and our disclosures and discussions in our Annual Report on Form 20-F for the year ended December 31, 2008. In this Report, “FMC-AG & Co. KGaA,” or the “Company,” “we,” “us” or “our” refers to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires.

Forward-looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this report, the words “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions are generally intended to identify forward looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. We have based these forward-looking statements on current estimates and assumptions made to the best of our knowledge. By their nature, such forward-looking statements involve risks, uncertainties, assumptions and other factors which could cause actual results, including our financial condition and profitability, to differ materially and be more negative than the results expressly or implicitly described in or suggested by these statements. Moreover, forward-looking estimates or predictions derived from third parties’ studies or information may prove to be inaccurate. Consequently, we cannot give any assurance regarding the future accuracy of the opinions set forth in this report or the actual occurrence of the developments described herein. In addition, even if our future results meet the expectations expressed here, those results may not be indicative of our performance in future periods.

These risks, uncertainties, assumptions, and other factors that could cause actual results to differ from our projected results include, among others, the following:

•	changes in governmental and commercial insurer reimbursement for our products and services, including the mandated change beginning in 2011 to an expanded “bundled” Medicare reimbursement system for dialysis services;

•	reductions in erythropoietin, or EPO, utilization or EPO reimbursement;

•	the outcome of ongoing government investigations;

•	the influence of private insurers and managed care organizations and health care reforms;

•	product liability risks;

•	the outcome of ongoing potentially material litigation;

•	risks relating to the integration of acquisitions and our dependence on additional acquisitions;

•	the impact of currency fluctuations;

•	changes in the cost of pharmaceuticals and utilization patterns;

•	introduction of generic or new pharmaceuticals that compete with our pharmaceutical products;

•	changes in raw material and energy costs; and

•	other statements of our expectations, beliefs, future plans and strategies, anticipated development and other matters that are not historical facts.

Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that are the basis of our financial statements. The actual accounting policies, the judgments made in the selection and application of these policies, and the sensitivities of reported results to changes in accounting policies, assumptions and estimates, are factors to be considered along with our financial statements and the discussion below under “Results of Operations”. For a discussion of our critical accounting policies, see Item 5, “Operating and Financial Review and Prospects – Critical Accounting Policies” in our Annual Report on Form 20-F for the year ended December 31, 2008.

Interim Report of Management’s Discussion and Analysis
for the three and nine months ended September 30, 2009 and 2008

Overview

We are engaged primarily in providing dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease (“ESRD”). In the U.S., we also perform clinical laboratory testing. We estimate that providing dialysis services and distributing dialysis products and equipment represents an over $65 billion worldwide market with expected annual world-wide patient growth of around 6%. Patient growth results from factors such as the aging population; increasing incidence of diabetes and hypertension, which frequently precede the onset of ESRD; improvements in treatment quality, which prolong patient life; and improving standards of living in developing countries, which make life-saving dialysis treatment available. Key to continued growth in revenue is our ability to attract new patients in order to increase the number of treatments performed each year. For that reason, we believe the number of treatments performed each year is a strong indicator of continued revenue growth and success. In addition, the reimbursement and ancillary services utilization environment significantly influences our business. In the past we experienced and also expect in the future generally stable reimbursements for dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. The majority of treatments are paid for by governmental institutions such as Medicare in the United States. As a consequence of the pressure to stabilize or reduce health care costs, reimbursement rate increases have been limited. Our ability to influence the pricing of our services is limited. Profitability depends on our ability to manage rising labor, drug and supply costs.

A majority of our US dialysis services is paid for by the Medicare program. Medicare payments for dialysis services are based on a composite rate which includes a drug add-on adjustment. The drug add-on adjustment was established under the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (MMA) to account for differences in Medicare reimbursement for separately billable pharmaceuticals pre-MMA and the new average sales price reimbursement system established by the MMA. For calendar year 2009, the Centers for Medicare and Medicaid Services (“CMS”) set the drug add-on adjustment at $20.33 per treatment, or 15.2 percent of the total per-treatment prospective payment. For 2010, CMS kept the drug add-on amount constant at $20.33 per treatment, resulting in a 15.0 percent increase in the base composite rate, given the requirement in the Medicare Improvements for Patients and Providers Act of 2008 (“MIPPA”) to increase the base rate by one percent. The composite rate, unlike many other payment rates in Medicare is not automatically updated each year. As a result, this portion of the payment rate has not received an annual update in the absence of a statutory change. As noted above, in MIPPA, Congress provided for a 1.0 percent increase in the composite rate in each of 2009 and 2010. Further, Congress eliminated a provision that previously paid hospital-based facilities slightly more than independent (or “free-standing”) facilities. Thus, in 2009, all facilities are paid at the 2008 independent facility rate increased by 1.0 percent. For 2010, the composite rate will be $135.15 for both independent and hospital-based facilities, an increase of 1.0 percent from the 2009 rate. CMS updated the wage index adjustment applicable to ESRD facilities from the 25/75 blend between adjustments based on old metropolitan statistical areas (“MSAs”) and those based on new core-based statistical areas (“CBSAs”) used in 2008. For 2009, CMS completed the transition from the MSA definition to the CBSA definition, and facilities will henceforth be paid according to the CBSA rate. For 2010, CMS reduced the wage index floor from 0.70 to 0.65. For a discussion of the composite rate for reimbursement of dialysis treatments, see Item 4B, “Business Overview – Regulatory and Legal Matters – Reimbursement” in our Annual Report on Form 20-F for the year ended December 31, 2008.

Certain other items and services that we furnish at our dialysis centers are not currently included in the composite rate and are eligible for separate Medicare reimbursement. The most significant of these items are drugs or biologicals, such as erythropoietin-stimulating agents (“ESAs”), vitamin D analogs, and iron, which are reimbursed at 106% of the average sales price as reported to CMS by the manufacturers. Products and support services furnished to ESRD patients receiving dialysis treatment at home are also reimbursed separately under a reimbursement structure comparable to the in-center composite rate. Although these reimbursement methodologies limit the allowable charge per treatment, they provide us with predictable per treatment revenues.

With the enactment of MIPPA in 2008, Congress mandated the development of an expanded ESRD bundled payment system for services furnished on or after January 1, 2011. The new law requires CMS to implement by January 1, 2011 a bundled ESRD payment system under which CMS will reimburse dialysis facilities with a single payment for (i) all items and services included in the current composite rate, (ii) all ESAs and any oral equivalents and other pharmaceuticals (other drugs and biologicals, other than vaccines) furnished to the patients for the treatment of ESRD that were previously reimbursed separately, (iii) diagnostic laboratory tests and (iv) other services furnished to individuals for the treatment of ESRD. The initial bundled reimbursement rate will be set based on 98 percent of estimated 2011 Medicare program costs of dialysis care as calculated under the current

Interim Report of Management’s Discussion and Analysis
for the three and nine months ended September 30, 2009 and 2008 reimbursement system using the lowest annual per patient utilization data from 2007, 2008 and 2009 for all Medicare ESRD beneficiaries. The bundled payment will be subject to case mix adjustments that may take into account individual patient characteristics (e.g., age, weight, body mass) and co-morbidities. Payments will also be adjusted for (i) certain high cost patient outliers due to unusual variations in medically necessary care, (ii) disparately high costs incurred by low volume facilities relative to other facilities and (iii) such other adjustments as the Secretary of Health and Human Services (“HHS”) deems appropriate. Beginning in 2012, the bundled payment amount will be subject to annual increases based on increases in the costs of a mix of dialysis items and services to be determined by HHS minus 1%. MIPPA requires pay-for-performance quality standards to be developed, effective in 2012. Dialysis facilities that fail to achieve the established quality standards will have payments reduced by 2%. Facility quality standards are expected to be limited at the outset to anemia management and hemodialysis adequacy. Facility performance scores will be made available to the public. The bundled system will be phased in over four years with full implementation for all dialysis facilities on January 1, 2014. However, providers may elect in November 2010 to become fully subject to the new system. MIPPA extends the authority of specialized Medicare Advantage (“MA”) plans to target enrollment to certain populations through December 31, 2010 and revises definitions, care management requirements and quality reporting standards for all specialized plans. On September 29, 2009, CMS published a proposed rule implementing the case-mix adjusted bundled prospective payment system (“PPS”) for ESRD dialysis facilities in accordance with MIPPA. The deadline for submitting comments on the proposed rule to CMS is November 16, 2009. If implemented in its current form, the provisions of the proposed rule relating to case mix and transition adjustments would result in reimbursement reductions. The proposed rule fails to provide adequate funding for ESRD facilities’ delivery of Part D oral medications and does not address the coordination of secondary insurance coverage. While it is clear that the expanded ESRD bundled payment system will materially affect how the Company is paid for pharmaceuticals and other items and services, the Company cannot estimate the overall effect of the new system on its business until adoption of the final CMS regulations.

We have identified three operating segments, North America, International, and Asia Pacific. For reporting purposes, we have aggregated the International and Asia Pacific segments as “International.” We aggregated these segments due to their similar economic characteristics. These characteristics include the same services provided and same products sold, the same type patient population, similar methods of distribution of products and services and similar economic environments. The general partner’s Management Board member responsible for the profitability and cash flow of each segment’s various businesses supervises the management of each operating segment. The accounting policies of the operating segments are the same as those we apply in preparing our consolidated financial statements under accounting principles generally accepted in the United States (“U.S. GAAP”). Our management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses.

With respect to the performance of our business operations, our management believes the most appropriate measure in this regard is operating income which measures our source of earnings. Financing is a corporate function which our segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. We also regard income taxes to be outside the segments’ control. Similarly, we do not allocate “corporate costs”, which relate primarily to certain headquarters overhead charges, including accounting and finance, professional services, etc., because we believe that these costs are also not within the control of the individual segments. In addition, certain acquisitions and intangible assets are not allocated to a segment but are accounted for as “corporate.” Accordingly, all of these items are excluded from our analysis of segment results and are discussed below in the discussion of our consolidated results of operations.

Interim Report of Management’s Discussion and Analysis
for the three and nine months ended September 30, 2009 and 2008

Results of Operations

The following tables summarize our financial performance and certain operating results by principal business segment for the periods indicated. Inter-segment sales primarily reflect sales of medical equipment and supplies from the International segment to the North America segment. We prepared the information using a management approach, consistent with the basis and manner in which our management internally disaggregates financial information to assist in making internal operating decisions and evaluating management performance.

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2009	2008	2009	2008
	(in millions)		(in millions)

Total revenue
North America	$1,951	$1,772	$5,602	$5,154
International	960	963	2,672	2,797

Totals	2,911	2,735	8,274	7,951

Inter-segment revenue
North America	1	1	2	1
International	21	21	60	60

Totals	22	22	62	61

Total net revenue
North America	1,950	1,771	5,600	5,153
International	939	942	2,612	2,737

Totals	2,889	2,713	8,212	7,890

Amortization and depreciation
North America	68	61	197	174
International	48	44	131	127
Corporate	3	3	6	6

Totals	119	108	334	307

Operating income
North America	325	296	894	858
International	156	152	457	462
Corporate	(30)	(26)	(86)	(80)

Totals	451	422	1,265	1,240

Interest income	5	7	17	19
Interest expense	(80)	(94)	(242)	(271)
Income tax expense	(131)	(120)	(345)	(357)

Net Income	245	215	695	631
Less: Net Income attributable to noncontrolling interest	20	9	50	28

Net Income attributable to FMC-AG & Co. KGaA	$225	$206	$645	$603

Interim Report of Management’s Discussion and Analysis
for the three and nine months ended September 30, 2009 and 2008

Three months ended September 30, 2009 compared to three months ended September 30, 2008

Consolidated Financials

Key Indicators for Consolidated Financial Statements

	For the three months ended		Change in %
	September 30,		as	at constant
	2009	2008	reported	exchange rates

Number of treatments	7,488,321	7,056,020	6%
Same market treatment growth in %	3.8%	4.8%
Revenue in $ million	2,889	2,713	6%	10%
Gross profit as a % of revenue	33.9%	33.5%
Selling, general and administrative costs as a % of revenue	17.5%	17.2%
Net income attributable to FMC-AG & Co. KGaA in $ million	225	206	9%

We provided 7,488,321 treatments during the third quarter of 2009, an increase of 6% over the same period in 2008. Same market treatment growth contributed 4% and growth from acquisitions contributed 2%.

At September 30, 2009, we owned, operated or managed (excluding those managed but not consolidated in the U.S.) 2,509 clinics compared to 2,349 clinics at September 30, 2008. During the third quarter of 2009, we acquired 19 clinics, opened 23 clinics and combined or closed 4 clinics. The number of patients treated in clinics that we own, operate or manage (excluding patients of clinics managed but not consolidated in the U.S.) increased by 6% to 192,804 at September 30, 2009 from 181,937 at September 30, 2008. Including 31 clinics managed but not consolidated in the U.S., the total number of patients was 194,440.

Net revenue increased by 6% (10% at constant exchange rates) for the quarter ended September 30, 2009 over the comparable period in 2008 due to growth in both dialysis care and dialysis products revenues.

Dialysis care revenue grew by 8% to $2,147 million (10% at constant exchange rates) in the third quarter of 2009 mainly due to growth in same market treatments (4%), revenue per treatment (4%) and acquisitions (2%), partially offset by exchange rate fluctuations (2%).

Dialysis product revenue increased by 2% to $742 million (increased by 8% at constant exchange rates) in the same period driven by pharmaceutical sales, especially of the newly licensed intravenous iron products, and increased sales of dialyzers, solutions, concentrates and bloodlines, and products for acute care treatments. These increases were partially offset by decreased sales of our phosphate binding drug PhosLo® following a competitor’s launch of a generic version of the drug in the U.S. in October 2008 and lower sales of hemodialysis machines.

The increase in gross profit margin reflects an increase in gross profit margin in the International segment, partially offset by a decrease in North America. The increase in International was due to lower production costs caused by lower prices for certain raw material and energy as well as economies of scale, partially offset by unfavorable foreign exchange transaction effects related to the purchase of products produced in Europe and Japan due to the appreciation of the Euro and the Yen against local currencies. North America was impacted by cost increases for pharmaceuticals as well as lower margin contribution from our pharmaceutical business due to a competitor’s launch of a generic version of PhosLo® in the U.S. in October 2008 and increased depreciation related to recently acquired computer equipment and recently installed leasehold improvements, partially offset by increased revenue rates and lower personnel costs.

Selling, general and administrative (“SG&A”) expenses increased to $505 million in the third quarter of 2009 from $467 million in the same period of 2008. SG&A costs as a percentage of sales increased slightly to 17.5% in the third quarter of 2009 from 17.2% in the same period of 2008. The slight increase was due to foreign currency exchange losses as a result of the appreciation of the Euro and Yen against local currencies in the International segment, partially offset by lower bad debt expenses. Bad debt expense for the third quarter of 2009 was $50 million as compared to $56 million for the third quarter of 2008, representing 1.7% of sales for the three-month period ending September 30, 2009, as compared to 2.1% for the same period in 2008.

Interim Report of Management’s Discussion and Analysis
for the three and nine months ended September 30, 2009 and 2008

Research and development (“R&D”) expenses increased to $23 million in the third quarter of 2009 from $20 million for the same period in 2008 due to additional programs related to acute dialysis and extracorporeal critical care therapies.

Operating income increased to $451 million in the third quarter of 2009 from $422 million for the same period in 2008. Operating income margin remained at 15.6% for the period ending September 30, 2009 as compared to the same period in 2008 due to the increased gross profit margins as noted above offset by increased SG&A expenses as a percentage of sales as described above.

Interest expense decreased by 15% to $80 million in the third quarter of 2009 from $94 million for the same period in 2008 mainly as a result of decreased short-term interest rates.

Income tax expense increased to $131 million for the third quarter of 2009 from $120 million for the same period in 2008 as a result of higher income in 2009. The effective tax rate for the third quarter 2009 decreased to 35.0% from 35.7% for the third quarter of 2008.

Net income attributable to FMC-AG & Co. KGaA for the third quarter of 2009 increased to $225 million from $206 million for the same period in 2008 as a result of the combined effects of the items discussed above.

We employed 67,245 people (full-time equivalents) as of September 30, 2009 compared to 63,990 as of September 30, 2008, an increase of 5.1% primarily due to overall growth in our business.

The following discussions pertain to our business segments and the measures we use to manage these segments.

North America Segment

Key Indicators for North America Segment

	For the three months ended
	September 30,
	2009	2008	Change in %

Number of treatments	5,060,911	4,829,339	5%
Same market treatment growth in %	3.6%	3.0%
Revenue in $ million	1,950	1,771	10%
Depreciation and amortization in $ million	68	61	11%
Operating income in $ million	325	296	10%
Operating income margin in %	16.7%	16.7%

Revenue

Treatments increased by 5% for the three months ended September 30, 2009 as compared to the same period in 2008 mostly due to same market growth (4%) and acquisitions (1%). At September 30, 2009, 130,522 patients (a 4% increase over the same period in the prior year) were being treated in the 1,749 clinics that we own or operate in the North America segment, compared to 125,356 patients treated in 1,666 clinics at September 30, 2008. Average North America revenue per treatment was $342 for the three months ended September 30, 2009 and $328 in the same period in 2008. In the U.S., the average revenue per treatment was $348 for the three months ended September 30, 2009 and $333 for the same period in 2008. The increase was mainly attributable to a revenue per treatment increase, including increased commercial payor revenue, increased utilization of pharmaceuticals, including EPO, Medicare reimbursement increases for pharmaceuticals (ASP+6%) and the 1% 2009 Medicare composite rate increase.

Net revenue for the North America segment for the third quarter of 2009 increased as a result of increases in dialysis care revenue by 10% to $1,741 million from $1,587 million in the same period of 2008 and in dialysis product revenue by 14% to $209 million from $184 million in the second quarter of 2008.

The dialysis care revenue increase was driven by same market treatment growth (4%), increased revenue per treatment (4%) and acquisitions (2%). The administration of EPO represented approximately 22% of total North America dialysis care revenue for the three-month period ended September 30, 2009 and 20% for the three-month period ended September 30, 2008.

Interim Report of Management’s Discussion and Analysis
for the three and nine months ended September 30, 2009 and 2008

The dialysis product revenue increase was driven mostly by a higher sales volume of the newly licensed intravenous iron products partially offset by lower PhosLo® revenues as a result of a competitor’s launch of a generic version of PhosLo® in October 2008.

Operating Income

Operating income increased to $325 million for the three-month period ended September 30, 2009 from $296 million for the same period in 2008. Operating income margin remained stable at 16.7% for the third quarters of 2009 and 2008 respectively, primarily due to increased revenue per treatment as described above and decreased bad debt expense. This was offset by increased costs for pharmaceuticals, lower margin contribution from our pharmaceutical business due to a competitor’s launch of a generic version of PhosLo® in October 2008 and increased depreciation related to recently acquired computer equipment and recently installed leasehold improvements. Cost per treatment increased to $283 in the third quarter of 2009 from $274 in the same period of 2008.

International Segment

Key Indicators for International Segment

	For the three months ended		Change in %
	September 30,		as	at constant
	2009	2008	reported	exchange rates

Number of treatments	2,427,410	2,226,681	9%
Same market treatment growth in %	4.5%	9.5%
Revenue in $ million	939	942	0%	9%
Depreciation and amortization in $million	48	44	8%
Operating income in $ million	156	152	3%
Operating income margin in %	16.7%	16.1%

Revenue

Treatments increased by 9% in the three months ended September 30, 2009 over the same period in 2008 mainly due to acquisitions (5%) and same market growth (4%). As of September 30, 2009, 62,282 patients (a 10% increase over the same period of the prior year) were being treated at 760 clinics that we own, operate or manage in the International segment compared to 56,581 patients treated at 683 clinics at September 30, 2008. Average revenue per treatment decreased to $167 from $179 due to the weakening of local currencies against the U.S. dollar ($17) partially offset by increased reimbursement rates and changes in country mix ($5).

Net revenues for the International segment for the three-month period ended September 30, 2009 remained at the same level as the same period in 2008 as a result of an increase in dialysis care revenue offset by a decrease in dialysis product revenue. Organic growth during the period of 7% and a contribution from acquisitions of approximately 2% were offset by a negative impact of exchange rate fluctuations of 9%.

Including the effects of acquisitions, European region revenue decreased 3% (7% increase at constant exchange rates), Latin America region revenue increased 1% (14% increase at constant exchange rates), and Asia Pacific region revenue increased 9% (12% increase at constant exchange rates).

Total dialysis care revenue for the International segment increased during the third quarter of 2009 by 2% (12% increase at constant exchange rates) to $406 million from $398 million in the same period of 2008. This increase is a result of increases in revenue per treatment of 5%, same market treatment growth of 4% and a 3% increase in contributions from acquisitions, partially offset by of the negative impact of exchange rate fluctuations of approximately 10%.

Total dialysis product revenue for the third quarter of 2009 decreased by 2% (6% increase at constant exchange rates) to $533 million. Increased pharmaceutical sales especially related to newly licensed intraveneous iron products, and increased sales of dialyzers, hemodialysis solutions, concentrates and bloodlines, and products for acute care treatment were more than offset by the negative impact of exchange rate fluctuations (8%) and lower sales of hemodialysis machines.

Interim Report of Management’s Discussion and Analysis
for the three and nine months ended September 30, 2009 and 2008

Operating Income

Operating income increased by 3% to $156 million. Operating income margin increased to 16.7% for the three-month period ended September 30, 2009 from 16.1% for the same period in 2008 due to lower production costs as a result of lower prices for certain raw material and energy, economies of scale, lower bad debt expense and cost savings in Latin America, partially offset by unfavorable foreign currency transaction effects related to the purchase of products produced in Europe and Japan due to the appreciation of the Euro and Yen against local currencies as well as the effects of unfavorable foreign exchange development on SG&A expenses.

Nine months ended September 30, 2009 compared to nine months ended September 30, 2008

Consolidated Financials

Key Indicators for Consolidated Financial Statements

	For the nine months ended		Change in %
	September 30,			at constant
	2009	2008	as reported	exchange rates

Number of treatments	21,844,317	20,665,511	6%
Same market treatment growth in %	4.3%	4.4%
Revenue in $ million	8,212	7,890	4%	9%
Gross profit as a % of revenue	33.8%	34.1%
Selling, general and administrative costs as a % of revenue	17.6%	17.6%
Net income attributable to FMC-AG & Co. KGaA in $ million	645	603	7%

We provided 21,844,317 treatments for the nine-month period ending September 30, 2009, an increase of 6% over the same period in 2008. Same market treatment growth contributed 4% and growth from acquisitions contributed 2%.

At September 30, 2009, we owned, operated or managed 2,509 clinics (excluding those managed but not consolidated in the U.S.) compared to 2,349 clinics at September 30, 2008. During the nine-month period ended September 30, 2009, we acquired 59 clinics, opened 79 clinics and combined or closed 17 clinics.

Net revenue increased by 4% (9% at constant exchange rates) for the nine months ended September 30, 2009 over the comparable period in 2008 due to growth in revenue in dialysis care, partially offset by a decrease in dialysis products revenue.

Dialysis care revenue grew by 6% to $6,124 million (9% at constant exchange rates) in the nine-month period ended September 30, 2009 mainly due to growth in same market treatments (4%), an increase in revenue per treatment (4%) and acquisitions (1%), partially offset by exchange rate fluctuations (3%).

Dialysis product revenue decreased by 2% to $2,088 million (an increase of 8% at constant exchange rates) in the same period mainly as a result of unfavorable foreign currency translation rates partially offset by increased pharmaceutical sales especially of the newly licensed intravenous iron products, and increased sales of dialyzers, solutions, concentrates and bloodlines, and products for acute care treatments. These increases were partially offset by decreased sales of our phosphate binding drug PhosLo® following a competitor’s launch of a generic version of the drug in the U.S. in October 2008 and lower sales of hemodialyis machines.

The decrease in gross profit margin was driven primarily by North America gross profit margin decreases related to cost increases for pharmaceuticals including heparin, lower margin contribution from our pharmaceutical business due to a competitor’s launch of a generic version of PhosLo®, increased depreciation related to recently acquired computer equipment and recently installed leasehold improvements, by higher personnel cost, and by unfavorable foreign exchange transaction effects in the International segment, where the appreciation of the Euro and Yen against local currencies had adverse effects on the purchase of products produced in Europe and Japan. These decreases were partially offset by increased revenue per treatment rates, a positive effect of an inventory adjustment during the first nine months of 2009 in the International segment, lower production costs due to lower price for raw material and energy, as well as economies of scale.

Interim Report of Management’s Discussion and Analysis
for the three and nine months ended September 30, 2009 and 2008

SG&A expenses increased to $1,443 million in the nine-month period ended September 30, 2009 from $1,389 million in the same period of 2008. SG&A costs as a percentage of sales remained unchanged at 17.6% for both the first nine months of 2009 and 2008. Bad debt expense for the nine months ended September 30, 2009 was $159 million as compared to $158 million for the same period in 2008, representing 1.9% of sales for the nine-month period ending September 30, 2009 as compared to 2.0% for the same period in 2008.

R&D expenses increased to $65 million in the first nine months of 2009 from $60 million in the same period of 2008 mainly as a result of additional R&D programs related to acute dialysis and extracorporeal critical care therapies.

Operating income increased to $1,265 million in the nine-month period ended September 30, 2009 from $1,240 million in the same period of 2008. Operating income margin decreased to 15.4% for the nine-month period ending September 30, 2009 from 15.7% for the same period in 2008 due to the changes in gross margin for North America and the International segment as discussed above.

Interest expense decreased 11% to $242 million for the nine months ended September 30, 2009 from $271 million for the same period in 2008 as a result of decreased short-term interest rates.

Income tax expense decreased to $345 million for the nine-month period ended September 30, 2009 from $357 million for the nine-month period ending September 30, 2008. The effective tax rate for the first nine months of 2009 decreased to 33.2% as compared to 36.1% for the same period in 2008. This was mainly due to a $16.8 million (€12.3 million) tax benefit recognized as a result of a change in judgment based on new information which became available in the second quarter of 2009 related to a complaint we filed with a German tax court on the disallowance of certain tax deductions claimed by us for the tax year 1997.

Net income attributable to FMC-AG & Co. KGaA for the nine months ended September 30, 2009 increased to $645 million from $603 million for the same period in 2008 mainly as a result of the effects of the items mentioned above.

The following discussions pertain to our business segments and the measures we use to manage these segments:

North America Segment

Key Indicators for North America Segment

	For the nine months ended
	September 30,
	2009	2008	Change in %

Number of treatments	14,750,610	14,221,509	4%
Same market treatment growth in %	3.4%	2.8%
Revenue in $ million	5,600	5,153	9%
Depreciation and amortization in $ million	197	174	13%
Operating income in $ million	894	858	4%
Operating income margin in %	16.0%	16.7%

Revenue

Treatments increased by 4% for the nine months ended September 30, 2009 as compared to same period in 2008 due to same market growth of 3% and an increase from acquisitions of 1%. Average North America revenue per treatment in the nine-month period ended September 30, 2009 increased to $337 from $324 in the nine months ended September 30, 2008. In the U.S., the average revenue per treatment increased to $343 for the nine-month period ended September 30, 2009 from $329 for the same period in 2008. The increase in revenue per treatment is primarily due to increased commercial payor revenue, increased utilization of pharmaceuticals, Medicare reimbursement increases for pharmaceuticals (ASP+6%) and the 1% 2009 Medicare composite rate increase.

Net revenue for the North America segment for the nine-month period ended September 30, 2009 increased as a result of increases in dialysis care revenue by 8% to $4,995 million from $4,615 million in the same period of 2008

Interim Report of Management’s Discussion and Analysis
for the three and nine months ended September 30, 2009 and 2008 and in dialysis product revenue by 12% to $605 million from $538 million in the nine-month period ended September 30, 2008.

The dialysis care revenue increase was driven by same market treatment growth of 3%, a 4% increase in revenue per treatment, and a 1% increase resulting from acquisitions. The administration of EPO represented approximately 21% of total North America dialysis care revenue for the nine-month period ended September 30, 2009 as compared to 20% for the same period in 2008.

The product revenue increase was driven mostly by an increase in pharmaceutical sales, especially of the newly licensed intravenous iron products, and increased sales of solutions and concentrates. The increases were partially offset by decreased sales of our phosphate binding drug PhosLo® following a competitor’s launch of a generic drug in the U.S. in October 2008.

Operating Income

Operating income increased by 4% to $894 million for the nine-month period ended September 30, 2009 from $858 million for the same period in 2008. Operating income margin decreased to 16.0% for the first nine months in 2009 as compared to 16.7% for the same period in 2008 primarily due to cost increases for pharmaceuticals, including heparin, as well as lower margin contribution from our pharmaceutical business, higher personnel costs, and increased depreciation related to recently acquired computer equipment and recently installed leasehold improvements, partially offset by increased revenue per treatment as described above. Cost per treatment increased to $283 for the nine-month period ended September 30, 2009, from $271 in the same period in 2008.

International Segment

Key Indicators for International Segment

	For the nine months ended		Change in %
	September 30,		as	at constant
	2009	2008	reported	exchange rates

Number of treatments	7,093,707	6,444,002	10%
Same market treatment growth in %	6.1%	8.2%
Revenue in $ million	2,612	2,737	(5)%	9%
Depreciation and amortization in $ million	131	127	3%
Operating income in $ million	457	462	(1)%
Operating income margin in %	17.5%	16.9%

Revenue

Treatments increased by 10% in the nine months ended September 30, 2009 over the same period in 2008 mainly due to increases in same market growth (6%) and acquisitions (5%), offset by an adjustment for sold or closed clinics (1%). Average revenue per treatment decreased to $159 from $177 due to the weakening of local currencies against the U.S. dollar ($24) offset by increased reimbursement rates and changes in country mix ($6).

The decrease in net revenues for the International segment for the nine-month period ended September 30, 2009 over the same period in 2008 resulted from a decrease in both dialysis care and dialysis product revenues. The decrease was a result of exchange rate fluctuations (14%) and the effect of sold and closed clinics (1%), partially offset by organic growth during the period (9%) and acquisitions (1%).

Including the effects of acquisitions, European region revenue decreased 7% (an increase of 8% at constant exchange rates), Latin America region revenue decreased 1% (an increase of 17% at constant exchange rates), and Asia Pacific region revenue increased 1% (an increase of 8% at constant exchange rates).

Total dialysis care revenue for the International segment decreased during the first nine months of 2009 by 1% (an increase of 14% at constant exchange rates) to $1,129 million from $1,138 million in the same period in 2008. This decrease is a result of exchange rate fluctuations (15%) and the effect of one less dialysis day (1%), partially offset by same market growth (6%) and an increase in revenue per treatment (6%), as well as an increase in contributions from acquisitions (3%).

Interim Report of Management’s Discussion and Analysis
for the three and nine months ended September 30, 2009 and 2008

Total dialysis product revenue for the nine-month period ended September 30, 2009 decreased by 7% (an increase of 6% at constant exchange rates) from $1,598 to $1,483 million. Higher sales of pharmaceuticals, dialyzers, hemodialysis solutions, concentrates and bloodlines and products for acute care treatments were more than offset by exchange rate fluctuations (13%) and lower hemodialysis machine sales.

Operating Income

Operating income decreased by 1% to $457 million. Operating income margin increased to 17.5% for the nine months ending September 30, 2009 from 16.9% for the same period in 2008 mainly due to a positive effect of an inventory adjustment in the first nine months of 2009 and lower production costs due to lower prices for certain raw material and energy as well as economies of scale, partially offset by unfavorable foreign exchange transaction effects due to the appreciation of the Euro and Yen against local currencies and an unfavorable foreign exchange development on SG&A expenses.

Liquidity and Capital Resources

Nine months ended September 30, 2009 compared to nine months ended September 30, 2008

Liquidity

Our primary sources of liquidity have historically been cash from operations, cash from borrowings from third parties and related parties, as well as cash from issuance of equity and debt securities. We require this capital primarily to finance working capital needs, to fund acquisitions and develop free-standing renal dialysis centers, to purchase equipment for existing or new renal dialysis centers and production sites, to repay debt and to pay dividends.

At September 30, 2009, we had cash and cash equivalents of $224 million. For information regarding utilization and availability under our 2006 Senior Credit Agreement, see Note 5 “Long-term Debt and Capital Lease Obligations”.

Operations

In the first nine months of 2009 and 2008, we generated cash flows from operations of $880 million and $716 million, respectively. Cash from operations is impacted by the profitability of our business, the development of our working capital, principally receivables, and cash outflows that occur due to a number of singular specific items. The increase in 2009 versus 2008 was mainly a result of favorable days sales outstanding (“DSO”) development in North American and increased earnings partially offset by higher income tax payments in 2009 where 2008 had been favorably impacted by a $37 million tax refund in the U.S. as a result of the settlement agreement with the IRS to resolve our appeal of the IRS’ disallowance of deductions for the civil settlement payments made to qui tam relators in connection with the resolution of the 2000 OIG investigation.

The profitability of our business depends significantly on reimbursement rates. Approximately 75% of our revenues are generated by providing dialysis treatment, a major portion of which is reimbursed by either public health care organizations or private insurers. For the nine-month period ended September 30, 2009, approximately 33% of our consolidated revenues were attributable to U.S. federal health care benefit programs, such as Medicare and Medicaid reimbursement. Legislative changes could affect Medicare reimbursement rates for all the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates or the scope of coverage could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. In the past we experienced and also expect in the future generally stable reimbursements for our dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. See “Overview” above for a discussion of recent Medicare reimbursement rate changes including provisions for implementation of a “bundled rate” commencing January 1, 2011.

Our working capital was $2,084 million at September 30, 2009 which increased from $1,068 million at December 31, 2008, mainly as a result of an increase in our accounts receivable, inventories, and prepaid expenses, and decreases in our short-term debt, mostly as a result of the repayment of Euro Notes in the third quarter of 2009 with the proceeds from the issuance of new long-term debt in the second quarter of 2009. Our ratio of current assets to current liabilities was 1.8.

Interim Report of Management’s Discussion and Analysis
for the three and nine months ended September 30, 2009 and 2008

Cash from operations depends on the collection of accounts receivable. Customers and governments generally have different payment cycles. A lengthening of their payment cycles could have a material adverse effect on our capacity to generate cash flow. In addition, we could face difficulties in enforcing and collecting accounts receivable under some countries’ legal systems. Accounts receivable balances at September 30, 2009 and December 31, 2008, net of valuation allowances, represented approximately 74 and 77 of DSO, respectively.

The development of DSO by operating segment is shown in the table below:

	September 30,	December 31,
	2009	2008

North America days sales outstanding	55	60

International days sales outstanding	112	107

FMC-AG & Co. KGaA average days sales outstanding	74	77

The decrease in DSO in the North America segment is mainly a result of prior changes made to our management and structure of the billing groups as well as the continued work flow and process improvements to drive cash collections. The increase in DSO for the International segment mainly reflects slight average payment delays by government and private entities most recently impacted by the world-wide financial crises. Due to the fact that a large portion of our reimbursement is provided by public health care organizations and private insurers, we expect that most of our accounts receivables will be collectable, albeit potentially slightly more slowly in the International segment in the immediate future, particularly in countries most severely affected by the current global financial crisis. Interest and income tax payments also have a significant impact on our cash from operations.

There are a number of tax and other items we have identified that will or could impact our cash flows from operations in the immediate future as follows:

We have filed claims for refunds contesting the Internal Revenue Service’s (“IRS”) disallowance of FMCH’s civil settlement payment deductions taken by Fresenius Medical Care Holdings, Inc. (“FMCH”) in prior year tax returns. As a result of a settlement agreement with the IRS to resolve our appeal of the IRS’s disallowance of deductions for the civil settlement payments made to qui tam relators in connection with the resolution of the 2000 U.S. government investigation, we received a refund in September 2008 of $37 million, inclusive of interest. We continue to pursue our claims for the remaining refunds in the U.S. Federal courts.

For the tax year 1997, we recognized an impairment of one of our subsidiaries which the German tax authorities disallowed in 2003 at the conclusion of its audit for the years 1996 and 1997. We have filed a complaint with the appropriate German court to challenge the tax authority’s decision. As a result of a change in judgment based on new information which became available in the second quarter of 2009 we have increased our recognition of the tax benefit related to this claim by $16.8 million (€12.3 million). An adverse determination in this litigation could have a material adverse effect on our results of operations in the relevant reporting period.

The IRS tax audits of FMCH for the years 2002 through 2006 have been completed. The IRS has disallowed all deductions taken during these audit periods related to intercompany mandatorily redeemable preferred shares. The Company has protested the disallowed deductions and some routine adjustments and will avail itself of all remedies. An adverse determination in this litigation could have a material adverse effect on our results of operations and liquidity.

We are subject to ongoing tax audits in the U.S., Germany and other jurisdictions. We have received notices of unfavorable adjustments and disallowances in connection with certain of the audits, including those described above. We are contesting, including appealing, certain of these unfavorable determinations. If our objections and any final audit appeals are unsuccessful, we could be required to make additional tax payments, including payments to state tax authorities reflecting the adjustments made in our federal tax returns in the U.S. With respect to other potential adjustments and disallowances of tax matters currently under review or where tentative agreement has been reached, we do not anticipate that an unfavorable ruling could have a material impact on our results of operations. We are not currently able to determine the timing of these potential additional tax payments.

W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001. The settlement agreement with the asbestos creditors committees on behalf of the W.R. Grace & Co. bankruptcy estate (see “Notes to Consolidated Financial Statements – Note 9 – Comments and Contingencies” in this report) provides for payment by the Company of $115 million upon approval of the settlement agreement by the U.S. District Court, which has occurred, and

Interim Report of Management’s Discussion and Analysis
for the three and nine months ended September 30, 2009 and 2008 confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that includes the settlement. The $115 million obligation was included in the special charge we recorded in 2001 to address 1996 merger-related legal matters. The payment obligation is not interest-bearing.

If all potential additional tax payments and the Grace Chapter 11 Proceedings settlement payment were to occur contemporaneously, there could be a material adverse impact on our operating cash flow in the relevant reporting period. Nonetheless, we anticipate that cash from operations and, if required, our senior credit and other sources of liquidity will be sufficient to satisfy all such obligations if and when they come due.

Investing

We used net cash of $445 million and $623 million in investing activities in the nine-month period ended September 30, 2009 and 2008, respectively.

Capital expenditures for property, plant and equipment, net of disposals were $388 million in the nine-month period ended September 30, 2009 and $493 million in the same period of 2008. In the first nine months of 2009, capital expenditures were $208 million in the North America segment and $180 million for the International segment. Capital expenditures in the same period of 2008 were $294 million in the North America segment and $199 million for the International segment. The majority of our capital expenditures was used for maintaining existing clinics, equipping new clinics, and maintenance and expansion of production facilities primarily in North America, Germany, France, Japan and China and capitalization of machines provided to our customers, primarily in the International segment. Capital expenditures were approximately 5% and 6% of total revenue for 2009 and 2008, respectively.

We invested approximately $109 million cash in the nine-month period ended September 30, 2009, primarily for acquisitions of dialysis clinics and recently acquired pharmaceutical licenses, ($52 million in the North America segment, $57 million in the International segment) as compared to $176 million in the same period of 2008 ($86 million in the North America segment, $32 million in the International segment and $58 million at Corporate). We also received $52 million and $46 million in conjunction with divestitures in the first nine months of 2009 and 2008, respectively.

We anticipate capital expenditures of approximately $550 to $650 million and expect to make acquisitions of approximately $200 to $250 million in 2009.

Financing

Net cash used in financing was $437 million in the first nine months of 2009 compared to $158 million in the first nine months of 2008.

In the nine-month period ended September 30, 2009, cash was mainly used for the repayment of the current portion of long-term debt including the Euro Notes in the amount of $273 million (€200 million) that were due and repaid on July 27, 2009, reducing the amount outstanding under our accounts receivable securitization program, and the payment of dividends partially offset by the issuance of long-term debt and borrowings under other existing long-term debt facilities. In the first nine months of 2008, cash was mainly used for redemption of Trust Preferred Securities and the payment of dividends partially offset by proceeds from our accounts receivable facility and other existing long-term credit facilities.

For information regarding our 2006 Senior Credit Agreement, EIB agreements, Euro Notes, Senior Notes, and the indentures relating to our trust preferred securities, see Note 5 of Notes to Consolidated Financial Statements, “Long-Term Debt and Capital Lease Obligations” in this Report and Note 11 of Notes to Consolidated Financial Statements, “Mandatorily Redeemable Trust Preferred Securities,” in our Annual Report on Form 20-F for the year ended December 31, 2008. Our obligations under the Senior 2006 Credit Agreement are secured by pledges of capital stock of certain material subsidiaries, including FMCH and Fresenius Medical Care Deutschland GmbH (“D-GmbH”), in favor of the lenders. Our 2006 Senior Credit Agreement, EIB agreements, Euro Notes, Senior Notes, and the indentures relating to our trust preferred securities include covenants that require us to maintain certain financial ratios or meet other financial tests. Under our 2006 Senior Credit Agreement, we are obligated to maintain a minimum consolidated fixed charge ratio (ratio of consolidated EBITDAR (sum of EBITDA plus Rent expense under operating leases) to Consolidated Fixed Charges as these terms are defined in the 2006 Senior Credit Agreement) and a maximum consolidated leverage ratio (ratio of consolidated funded debt to consolidated EBITDA as these terms are defined in the 2006 Senior Credit Agreement). Other covenants in one or more of each of these agreements restrict or have the effect of restricting our ability to dispose of assets, incur debt, pay dividends and make other restricted payments, create liens or engage in sale-lease backs.

Interim Report of Management’s Discussion and Analysis
for the three and nine months ended September 30, 2009 and 2008

The breach of any of the covenants in any of the instruments or agreements governing our long-term debt – the 2006 Senior Credit Agreement, the EIB agreements, the Euro Notes, the Senior Notes or the notes underlying our trust preferred securities – could, in turn, create additional defaults under one or more of the other instruments or agreements. In default, the outstanding balance under the Senior Credit Agreement becomes due at the option of the lenders under that agreement, and the “cross default” or “cross-acceleration” provisions in our other long-term debt permit the lenders to accelerate the maturity of the debt upon such a default as well. As of September 30, 2009, we are in compliance with all covenants under the 2006 Senior Credit Agreement and our other financing agreements.

Although we are not immune from the current world-wide financial crises, we believe that we are well positioned to continue to grow our business while meeting our financial obligations as they come due. Our business is generally not cyclical. A substantial portion of our accounts receivable are generated by governmental payers. While payment and collection practices vary significantly between countries and even between agencies within one country, government payors usually represent low credit risks. Our syndicated credit facility is comprised of 60 lenders for the revolving credit facility under our 2006 Senior Credit Agreement, none of which contribute more than 4% of our revolving borrowings under the 2006 Credit Agreement. Although one of the 60 participating banks in this syndicated facility defaulted on its obligation to provide funds under the terms of the revolving facility during the fourth quarter 2008, we do not anticipate any major issues in having funds available for us when we utilize this credit facility. As we deemed the amount in default immaterial, we took no action to amend our 2006 Credit Agreement to replace the defaulting bank. However, limited or expensive access to capital could make it more difficult for our customers to do business with us, or to do business generally, which could adversely affect our business by causing our customers to reduce or delay their purchases of our dialysis products. See “Results of Operations” above. If the current conditions in the credit and equity markets continue, they could also increase our financing costs and limit our financial flexibility.

On May 8, 2009, we paid a dividend with respect to 2008 of €0.58 per ordinary share (for 2007 paid in 2008: €0.54) and €0.60 per preference share (for 2007 paid in 2008: €0.56). The total dividend payment was €173 million ($232 million) compared to €160 million ($252 million) in 2008 with respect to 2007. Our 2006 Senior Credit Agreement limits disbursements for dividends and other payments for the acquisition of our equity securities (and rights to acquire them, such as options or warrants) during 2010 to $300 million in total.

We have sufficient financial resources – consisting of only partially drawn credit facilities and our accounts receivable facility – which we intend to preserve in the future. We plan to maintain committed and unutilized credit facilities at a minimum of $300 to $500 million.

We will focus our financing activities in the coming years on reducing subordinated debt. In this respect we did not refinance the subordinated trust-preferred securities issued by Fresenius Medical Care Capital Trust II and III which matured in February 2008 by issuing new subordinated debt, but used our existing senior credit facilities. We intend instead to refinance with only senior and unsecured debt instruments.

On April 27, 2009, the Company issued euro denominated notes (“Euro Notes”) totaling €200 million which are senior, unsecured and guaranteed by FMCH and D-GmbH, consisting of 4 tranches having terms of 3.5 and 5.5 years with floating and fixed interest rate tranches. The initial average interest rate is 6.95%. Proceeds of €69.5 million of the newly issued Euro Notes were used in April 2009 to voluntarily retire a portion of the Euro Notes that were due in July 2009 with the remaining proceeds used to repay the balance of the notes on their scheduled maturity date of July 27, 2009. Our immediate refinancing need for 2010 is limited to the annual renewal of our $550 million accounts receivable facility which, on July 10, 2009, was extended from October 15, 2009, to January 15, 2010.

Our dividend payment of $232 million in May 2009 and the anticipated dividend payment in 2010, were and are expected to be covered by our cash flows from operations and by using existing credit facilities and/or other financing activities. We currently have sufficient flexibility under our debt covenants to meet our financing needs in the near future. Generally, we believe that we will have sufficient financing to achieve our goals in the future and to continue to promote our growth.

Standard & Poor’s, Moody’s and Fitch, rating agencies independent of the Company, assign credit ratings to us based upon their assessment of our financing strategy and our financial performance. Our cost of borrowing is influenced by these ratings.

Interim Report of Management’s Discussion and Analysis
for the three and nine months ended September 30, 2009 and 2008

The table below shows the ratings as of September 30, 2009:

Standard &
	Poor’s	Moody’s	Fitch

Corporate Credit Rating	BB	Ba1	BB
Outlook	stable	stable	stable

Debt covenant disclosure – EBITDA

EBITDA (earnings before interest, tax, depreciation and amortization expenses) was approximately $1,599 million, 19.5% of revenues for the nine-month period ended September 30, 2009, and $1,547 million, 19.6% of revenues for the same period of 2008. EBITDA is the basis for determining compliance with certain covenants contained in our 2006 Senior Credit Agreement, Euro Notes, EIB, and the indentures relating to our Senior Notes and our outstanding trust preferred securities (See “Financing” above). You should not consider EBITDA to be an alternative to net earnings determined in accordance with U.S. GAAP or to cash flow from operations, investing activities or financing activities. In addition, not all funds depicted by EBITDA are available for management’s discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements for debt service, to fund necessary capital expenditures and to meet other commitments from time to time as described in more detail elsewhere in this report. EBITDA, as calculated, may not be comparable to similarly titled measures reported by other companies. A reconciliation of EBITDA to cash flow provided by operating activities, which we believe to be the most directly comparable U.S. GAAP financial measure, is calculated as follows:

Reconciliation of measures for consolidated totals

	For the nine months
	ended September 30,
	2009	2008
	$ in thousands

Total EBITDA	1,598,937	1,546,667
Interest expense (net of interest income)	(224,669)	(252,009)
Income tax expense, net	(345,436)	(356,513)
Change in deferred taxes, net	59,469	56,131
Changes in operating assets and liabilities	(225,591)	(287,221)
Stock compensation expense	22,822	22,585
Other items, net	(5,047)	(13,800)

Net cash provided by operating activities	880,485	715,840

Balance Sheet Structure

Total assets as of September 30, 2009 increased to $15.7 billion compared to $14.9 billion at year-end 2008. Current assets as a percent of total assets increased to 30% at September 30, 2009 and as compared to 28% at December 31, 2008 mainly due to increased accounts receivables, inventories and prepaid expenses and other current assets. The equity ratio, the ratio of our equity divided by total liabilities and shareholders’ equity, increased to 43% at September 30, 2009 from 41% at year-end 2008.

Outlook

The Company improved its outlook for the full year 2009 as depicted in the table below:

2009
($ in millions)

Net Revenues	~$11,200
Net Income attributable to FMC-AG & Co. KGaA	$865 – $890
Debt/EBITDA	< 2.7
Capital Expenditures	~$550 – $650
Acquisitions	~$200 – $250

Recently Issued Accounting Standards

In October, 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2009-14 (“ASU 2009-14”) (originally issued as EITF 09-3), which amends ASC (see Note 1 to the consolidated

Interim Report of Management’s Discussion and Analysis
for the three and nine months ended September 30, 2009 and 2008 financial statements later in this report) 985-605, Software – Revenue Recognition. This update changes the accounting model for revenue arrangements that include both tangible products and software elements. This update provides guidance on how to allocate arrangement consideration to deliverables in an arrangement that includes both tangible products and software. It also provides guidance on bifurcating deliverables within and excluded from the scope of ASC 985-605 as well as guidance on allocation of arrangement consideration to those deliverables. Additional disclosure will be required as a result of this update in accordance with those disclosures required in ASU 2009-13 (see below). The amendments in this update will become effective for all revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. Adoption of the amendments of this update is required in the same period using the same transition method that is uses to adopt the amendments in ASU 2009-13. The Company is currently evaluating the impact, if any, the amendments of ASU 2009-14 will have on its Consolidated Financial Statements.

In October, 2009, FASB issued Accounting Standards Update 2009-13 (“ASU 2009-13”) (originally issued as EITF 08-1), which amends ASC 605-25, Revenue Recognition – Multiple-Element Arrangements. This update establishes a selling price hierarchy for determining the selling price of a deliverable in a multiple-deliverable revenue arrangement (“Relative Selling Price” method) replacing the fair value allocation guidance in the Codification. In addition, this update will eliminate the residual method of allocation. This update will also require the allocation at the inception of the arrangement of all arrangement consideration for all deliverables based on the Relative Selling Price method. Additional disclosure will be required as a result of this update. The amendments in this update will become effective for all revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company is currently evaluating the impact, if any, the amendments of ASU 2009-13 will have on its Consolidated Financial Statements.

In June 2009, the FASB issued FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R) Consolidation of Variable Interest Entities (“FASB 167”). FASB 167 requires reporting entities to evaluate former Qualifying Special Purpose Entities (“QSPE”) for consolidation and changes the approach to determining a VIE’s primary beneficiary from a quantitative assessment to a qualitative assessment designed to identify a controlling financial interest. In addition, FASB 167 increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a VIE. It also clarifies, but does not significantly change, the characteristics that identify a VIE. FASB 167 also requires additional year-end and interim disclosures about risks related to continuing involvement in transferred financial assets.

The amendments contained in FASB 167 are effective as of the beginning of a company’s first fiscal year that begins after November 15, 2009 and for subsequent interim and annual reporting periods. All former QSPEs and other variable interest entities will need to be reevaluated under the amended consolidation requirements as of the beginning of the first annual reporting period that begins after November 15, 2009. Early adoption is prohibited. We will implement the amendments prescribed by FASB 167 as of January 1, 2010. FASB 167 is currently being processed for inclusion in the Codification.

In June 2009, the FASB issued FASB Statement No. 166, Accounting for Transfer of Financial Assets (“FASB 166”). FASB 166 eliminates the QSPE concept, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies the derecognition criteria, revises how retained interests are initially measured, and removes the guaranteed mortgage securitization recharacterization provisions. FASB 166 also requires additional year-end and interim disclosures about risks related to variable interest entities.

FASB 166 is effective as of the beginning of a company’s first fiscal year that begins after November 15, 2009, and for subsequent interim and annual reporting periods. FASB 166’s disclosure requirements must be applied to transfers that occurred before and after its effective date. Early adoption is prohibited. We will adopt provisions of FASB 166 as of January 1, 2010. FASB 166 is currently being processed for inclusion in the Codification.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Financial Statements
Consolidated Statements of Income
(unaudited)
(in thousands, except share data)

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2009	2008	2009	2008

Net revenue:
Dialysis Care	$2,146,349	$1,984,938	$6,123,774	$5,753,484
Dialysis Products	742,320	728,327	2,088,274	2,136,801

	2,888,669	2,713,265	8,212,048	7,890,285
Costs of revenue:
Dialysis Care	1,526,262	1,423,913	4,397,112	4,146,509
Dialysis Products	383,906	379,973	1,042,418	1,055,212

	1,910,168	1,803,886	5,439,530	5,201,721

Gross profit	978,501	909,379	2,772,518	2,688,564
Operating expenses:
Selling, general and administrative	504,520	466,983	1,443,206	1,388,680
Research and development	22,656	20,206	64,508	59,978

Operating income	451,325	422,190	1,264,804	1,239,906

Other (income) expense:
Interest income	(4,624)	(6,467)	(16,797)	(19,266)
Interest expense	79,769	93,516	241,466	271,275

Income before income taxes	376,180	335,141	1,040,135	987,897
Income tax expense	131,687	119,492	345,436	356,513

Net Income	244,493	215,649	694,699	631,384
Less: Net Income attributable to noncontrolling interest	19,193	9,314	50,180	28,088

Net Income attributable to FMC-AG & Co. KGaA	$225,300	$206,335	$644,519	$603,296

Basic income per ordinary share	$0.76	$0.69	$2.16	$2.03

Fully diluted income per ordinary share	$0.76	$0.69	$2.16	$2.03

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Financial Statements
Consolidated Statements of Comprehensive Income
(unaudited)
(in thousands, except share data)

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2009	2008	2009	2008

Net Income	$244,493	$215,649	$694,699	$631,384

Gain (loss) related to cash flow hedges	4,215	(14,084)	20,061	(21,414)
Actuarial gains on defined benefit pension plans	1,219	454	3,655	1,242
Foreign currency translation	74,884	(150,783)	103,145	(56,083)
Income tax (expense) benefit related to components of other comprehensive income	(2,904)	5,306	(11,622)	6,157

Other comprehensive income (loss), net of tax	77,414	(159,107)	115,239	(70,098)

Total Comprehensive income	$321,907	$56,542	$809,938	$561,286
Comprehensive income attributable to noncontrolling interest	19,712	10,557	51,606	34,930

Comprehensive income attributable to FMC-AG & Co. KGaA	$302,195	$45,985	$758,332	$526,356

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Balance Sheets
At September 30, 2009 and December 31, 2008
(in thousands, except share data)

	September 30,	December 31,
	2009	2008
	(unaudited)	(audited)

Assets
Current assets:
Cash and cash equivalents	$223,570	$221,584
Trade accounts receivable, less allowance for doubtful accounts of $264,437 in 2009 and $262,836 in 2008	2,332,615	2,176,316
Accounts receivable from related parties	298,171	175,525
Inventories	841,323	707,050
Prepaid expenses and other current assets	696,192	607,399
Deferred taxes	334,169	324,123

Total current assets	4,726,040	4,211,997

Property, plant and equipment, net	2,380,167	2,236,078
Intangible assets	855,622	846,496
Goodwill	7,425,492	7,309,910
Deferred taxes	72,749	92,805
Other assets	236,586	222,390

Total assets	$15,696,656	$14,919,676

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$371,314	$366,017
Accounts payable to related parties	294,818	239,243
Accrued expenses and other current liabilities	1,361,420	1,288,433
Short-term borrowings	312,026	683,155
Short-term borrowings from related parties	42,533	1,330
Current portion of long-term debt and capital lease obligations	160,326	455,114
Income tax payable	66,695	82,468
Deferred taxes	32,417	28,652

Total current liabilities	2,641,549	3,144,412

Long-term debt and capital lease obligations, less current portion	4,561,466	3,957,379
Other liabilities	300,210	319,602
Pension liabilities	152,798	136,755
Income tax payable	182,325	171,747
Deferred taxes	481,029	426,299
Company-obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiaries	663,005	640,696

Total liabilities	8,982,382	8,796,890

FMC-AG & Co. KGaA shareholders’ equity:
Preference shares, no par value, €1.00 nominal value, 12,356,880 shares authorized, 3,863,739 issued and outstanding	4,313	4,240

Ordinary shares, no par value, €1.00 nominal value, 373,436,220 shares authorized, 294,690,763 issued and outstanding	364,112	363,076
Additional paid-in capital	3,337,771	3,293,918
Retained earnings	2,864,911	2,452,332
Accumulated other comprehensive (loss)	(37,471)	(151,284)

Total FMC-AG & Co. KGaA shareholders’ equity	6,533,636	5,962,282

Noncontrolling interest	180,638	160,504
Total equity	6,714,274	6,122,786

Total liabilities and equity	$15,696,656	$14,919,676

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Cash Flows
For the nine months ended September 30, 2009 and 2008
(unaudited)
(in thousands)

	For the nine months
	ended September 30,
	2009	2008

Operating Activities:
Net income	$694,699	$631,384
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	334,133	306,761
Change in deferred taxes, net	59,469	56,131
(Gain) on sale of investments	(1,811)	(15,355)
(Gain) loss on sale of fixed assets	(3,236)	1,555
Compensation expense related to stock options	22,822	22,585
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	(76,782)	(213,455)
Inventories	(104,302)	(102,780)
Prepaid expenses, other current and non-current assets	(92,701)	(55,421)
Accounts receivable from related parties	(160,775)	(8,627)
Accounts payable to related parties	147,668	9,622
Accounts payable, accrued expenses and other current and non-current liabilities	72,200	39,756
Income tax payable	(10,899)	43,684

Net cash provided by operating activities	880,485	715,840

Investing Activities:
Purchases of property, plant and equipment	(398,347)	(502,141)
Proceeds from sale of property, plant and equipment	9,980	9,619
Acquisitions and investments, net of cash acquired, and net purchases of intangible assets	(109,045)	(175,954)
Proceeds from divestitures	51,738	45,743

Net cash used in investing activities	(445,674)	(622,733)

Financing Activities:
Proceeds from short-term borrowings and other financial liabilities	69,291	92,827
Repayments of short-term borrowings and other financial liabilities	(120,619)	(94,568)
Proceeds from short-term borrowings from related parties	18,448	174,431
Repayments of short-term borrowings from related parties	(86,248)	(175,405)
Proceeds from long-term debt and capital lease obligations	756,543	408,195
Repayments of long-term debt and capital lease obligations	(493,291)	(95,440)
Redemption of trust preferred securities	—	(678,379)
(Decrease) increase of accounts receivable securitization program	(335,000)	452,000
Proceeds from exercise of stock options	25,772	37,616
Dividends paid	(231,940)	(252,395)
Distributions to noncontrolling interest	(47,591)	(26,786)
Contributions from noncontrolling interest	7,964	—

Net cash used in financing activities	(436,671)	(157,904)

Effect of exchange rate changes on cash and cash equivalents	3,846	76

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	1,986	(64,721)
Cash and cash equivalents at beginning of period	221,584	244,690

Cash and cash equivalents at end of period	$223,570	$179,969

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statement of Shareholders’ Equity
For the nine months ended September 30, 2009 (unaudited) and year ended December 31, 2008 (audited)
(in thousands, except share data)

								Total
							Accumulated	FMC-AG &
	Preference Shares		Ordinary Shares		Additional		Other	Co. KGaA
	Number of	No par	Number of	No par	paid in	Retained	comprehensive	shareholders’	Noncontrolling
	shares	value	shares	value	capital	earnings	income (loss)	equity	interest	Total equity

Balance at December 31, 2007	3,778,087	$4,191	292,786,583	$361,384	$3,221,644	$1,887,120	$100,878	$5,575,217	$105,814	$5,681,031
Proceeds from exercise of options and related tax effects	32,453	49	1,145,453	1,692	40,395	—	—	42,136	—	42,136
Compensation expense related to stock options	—	—	—	—	31,879	—	—	31,879	—	31,879
Dividends paid	—	—	—	—	—	(252,395)	—	(252,395)	(38,592)	(290,987)
Purchase/sale of noncontrolling interest	—	—	—	—	—	—	—	—	31,000	31,000
Contributions from noncontrolling interest	—	—	—	—	—	—	—	—	17,174	17,174
Net income	—	—	—	—	—	817,607	—	817,607	42,381	859,988
Other comprehensive income (loss)	—	—	—	—	—	—	(252,162)	(252,162)	2,727	(249,435)

Comprehensive income	—	—	—	—	—	—	—	565,445	45,108	610,553

Balance at December 31, 2008	3,810,540	$4,240	293,932,036	$363,076	$3,293,918	$2,452,332	$(151,284)	$5,962,282	$160,504	$6,122,786

Proceeds from exercise of options and related tax effects	53,199	73	758,727	1,036	23,671	—	—	24,780	—	24,780
Compensation expense related to stock options	—	—	—	—	22,822	—	—	22,822	—	22,822
Dividends paid	—	—	—	—	—	(231,940)	—	(231,940)	(42,255)	(274,195)
Purchase/sale of noncontrolling interest	—	—	—	—	(2,640)	—	—	(2,640)	5,148	2,508
Contributions from noncontrolling interest	—	—	—	—	—	—	—	—	5,635	5,635
Net income	—	—	—	—	—	644,519	—	644,519	50,180	694,699
Other comprehensive income (loss)	—	—	—	—	—	—	113,813	113,813	1,426	115,239

Comprehensive income	—	—	—	—	—	—	—	758,332	51,606	809,938

Balance at September 30, 2009	3,863,739	$4,313	294,690,763	$364,112	$3,337,771	$2,864,911	$(37,471)	$6,533,636	$180,638	$6,714,274

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements
(unaudited)
(in thousands, except share and per share data)

1.	The Company and Basis of Presentation

The Company

Fresenius Medical Care AG & Co. KGaA (“FMC-AG & Co. KGaA“or the “Company”) a German partnership limited by shares (Kommanditgesellschaft auf Aktien), is the world’s largest kidney dialysis company, operating in both the field of dialysis services and the field of dialysis products for the treatment of end-stage renal disease (“ESRD”). The Company’s dialysis business is vertically integrated, providing dialysis treatment at dialysis clinics it owns or operates and supplying these clinics with a broad range of products. In addition, the Company sells dialysis products to other dialysis service providers. In the United States, the Company also performs clinical laboratory testing and provides inpatient dialysis services and other services under contract to hospitals.

In this Report, “FMC-AG & Co. KGaA,” or the “Company,” “we,” “us” or “our” refers to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires.

Basis of Presentation

On July 1, 2009, the Financial Accounting Standards Board (“FASB”) issued FASB Accounting Standards Codificationtm (“ASC”) 105, Generally Accepted Accounting Principles (originally issued as FASB Statement No. 168-FASB accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles). ASC 105 establishes the FASB ASC as the exclusive authoritative reference for nongovernmental U.S. GAAP for use in financial statements issued for interim and annual periods ending after September 15, 2009, except for SEC rules and interpretive releases, which are also authoritative GAAP for SEC registrants. This divides nongovernmental U.S. GAAP into the authoritative ASC and guidance that is nonauthoritative. The contents of the ASC carry the same level of authority, eliminating the four-level GAAP hierarchy previously set forth in FASB Statement No. 162, which has been superseded by the ASC. The ASC supersedes or makes nonauthoritative all other existing non-grandfathered, non-SEC accounting literature and reporting standards not included in the ASC.

The consolidated financial statements at September 30, 2009 and for the three- and nine-month periods ended September 30, 2009 and 2008 contained in this report are unaudited and should be read in conjunction with the consolidated financial statements contained in the Company’s 2008 Annual Report on Form 20-F. Such financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the periods presented. All such adjustments are of a normal recurring nature.

The results of operations for the three- and nine-month periods ended September 30, 2009 are not necessarily indicative of the results of operations for the year ending December 31, 2009.

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company evaluated the financial statements for subsequent events through the date of the submission of this 6-K to the Securities and Exchange Commission.

Income tax expense in the amount of $3,042 and $9,108 for the three- and nine-month periods ending September 30, 2008, in the prior year’s comparative consolidated financial statements has been reclassified to income attributable to noncontrolling interest to conform with the current year’s presentation.

2.	Related Party Transactions

a)	Service and Lease Agreements

The Company is party to service agreements with Fresenius SE, the sole stockholder of its General Partner and its largest shareholder with approximately 36.2% ownership of the Company’s voting shares, and certain affiliates of Fresenius SE that are not also subsidiaries of the Company, to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, insurance, IT services, tax services and treasury management services. For the nine-month periods ended September 30, 2009 and 2008, amounts charged by Fresenius SE to the Company under the terms of these agreements are $51,042 and

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

$44,743 respectively. The Company also provides certain services to Fresenius SE and certain affiliates of Fresenius SE, including research and development, central purchasing, patent administration and warehousing. The Company charged $11,617 and $8,806 for services rendered to Fresenius SE during the first nine months of 2009 and 2008, respectively.

Under operating lease agreements for real estate entered into with Fresenius SE, the Company paid Fresenius SE $14,976 and $17,522 during the first nine months of 2009 and 2008, respectively. The majority of the leases expire in 2016 and contain renewal options.

The Company’s Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company’s business, including remuneration of the members of the General Partner’s supervisory board and the General Partner’s management board. The aggregate amount reimbursed to Management AG for the nine-month periods ended September 30, 2009 and 2008 was $5,862 and $7,616, respectively, for its management services during those nine-month periods.

b)	Products

For the nine-month periods ended September 30, 2009, and 2008, the Company sold products to Fresenius SE for $9,231 and $28,714 respectively. During the nine-month periods ended September 30, 2009, and 2008, the Company made purchases from Fresenius SE in the amount of $32,404 and $35,093, respectively.

In addition to the purchases noted above, the Company currently purchases heparin supplied by APP Inc., through a group purchasing organization (“GPO”). In September 2008, Fresenius Kabi AG, a wholly-owned subsidiary of Fresenius SE, acquired 100% of APP Inc. The Company has no direct supply agreement with APP Inc. and does not submit purchase orders directly to APP Inc. During the nine month-periods ended September 30, 2009 and 2008, Fresenius Medical Care Holdings, Inc. (“FMCH”) acquired approximately $23,199 and $12,088, respectively, of heparin from APP Inc. through the GPO contract, which was negotiated by the GPO at arm’s length on behalf of all members of the GPO.

c)	Financing Provided by and to Fresenius SE

The Company receives short-term financing from and provides short-term financing to Fresenius SE. During the second quarter 2009, the Company reclassified an account payable in the amount of €77,745 ($109,885 at June 30, 2009) to Fresenius SE to short-term borrowings from related parties. The amount represents taxes payable by the Company arising from the period 1997-2001 during which German trade taxes were paid by Fresenius SE on behalf of the Company. Of this amount, €5,747 ($8,415 at September 30, 2009) will be repaid in 2010 with an interest rate of 6%. On August 31, 2009, the remaining €71,998 ($105,427 at September 30, 2009) of the debt was converted into an intercompany loan at an interest rate of EURIBOR plus 62.5 basis points due on October 31, 2010. At September 30, 2009 €21,800 ($31,922 at September 30, 2009) of this debt was outstanding of which €20,500 was repaid on October 31, 2009.

On August 19, 2009, the Company borrowed $2,196 from the General Partner at 1.335%, due on August 19, 2010.

d)	Other

During the third quarter of 2009 the Company acquired production lines from Fresenius SE for a purchase price of $3,416, net of VAT.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

3.	Inventories

As of September 30, 2009 and December 31, 2008, inventories consisted of the following:

	September 30,	December 31,
	2009	2008

Raw materials and purchased components	$160,280	$145,756
Work in process	64,813	60,960
Finished goods	510,933	385,607
Health care supplies	105,297	114,727

Inventories	$841,323	$707,050

During the first quarter, 2009, inventory adjustments led to an increase in value of inventory at January 1, 2009, of $23,327 and a corresponding reduction in costs of revenues sold during the three month period ending March 31, 2009.

4.	Short-Term Borrowings and Short-Term Borrowings from Related Parties

As of September 30, 2009 and December 31, 2008, short-term borrowings and short-term borrowings from related parties consisted of the following:

	September 30,	December 31,
	2009	2008

Borrowings under lines of credit	$82,125	$121,476
Accounts receivable facility	204,000	539,000
Other financial liabilities	25,901	22,679

Short-term borrowings	312,026	683,155
Short-term borrowings from related parties (see Note 2.c.)	42,533	1,330

Short-term borrowings including related parties	$354,559	$684,485

5.	Long-term Debt and Capital Lease Obligations

As of September 30, 2009 and December 31, 2008, long-term debt and capital lease obligations consisted of the following:

	September 30,	December 31,
	2009	2008

2006 Senior Credit Agreement	$3,645,244	$3,366,079
Senior Notes	493,122	492,456
Euro Notes	292,860	278,340
EIB Agreements	215,593	174,059
Capital lease obligations	11,906	13,394
Other	63,067	88,165

	4,721,792	4,412,493
Less current maturities	(160,326)	(455,114)

	$4,561,466	$3,957,379

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

The following table shows the available and outstanding amounts under the 2006 Senior Credit Agreement at September 30, 2009 and December 31, 2008:

	Maximum Amount
	Available		Balance Outstanding
	September 30,	December 31,	September 30,	December 31,
	2009	2008	2009	2008

Revolving Credit	$1,000,000	$1,000,000	$684,452	$304,887
Term Loan A	1,402,848	1,491,139	1,402,848	1,491,139
Term Loan B	1,557,944	1,570,053	1,557,944	1,570,053

	$3,960,792	$4,061,192	$3,645,244	$3,366,079

In addition, at September 30, 2009 and December 31, 2008, the Company had letters of credit outstanding in the amount of $111,994 which are not included above as part of the balance outstanding at those dates but which reduce available borrowings under the revolving credit facility.

On April 27, 2009, the Company issued euro denominated notes (“Euro Notes”) totaling €200,000 ($292,860) at September 30, 2009, which are senior, unsecured and guaranteed by FMCH and D-GmbH, consisting of 4 tranches having terms of 3.5 and 5.5 years with floating and fixed interest rate tranches. The initial average interest rate is 6.95%. Proceeds of €69,500 of the newly issued Euro Notes were used in April 2009 to voluntarily retire a portion of the Euro Notes that were due in July 2009 with the remaining proceeds used to repay the balance of the notes on their scheduled maturity date of July 27, 2009.

6.	Stock Options

On July 27, 2009, the Company awarded 2,508,276 options under the Fresenius Medical Care AG and Co. KGaA Stock Option Plan 2006 (the “2006 Plan”), including 348,600 options granted to members of the Management Board of Fresenius Medical Care Management AG, the Company’s general partner, at an exercise price of $45.62 (€31.97), a fair value of $10.90 each and a total fair value of $27,344 which will be amortized over the three year vesting period.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

7.	Earnings Per Share

The following table contains reconciliations of the numerators and denominators of the basic and diluted earnings per share computations for the three- and nine-month periods ended September 30, 2009 and 2008:

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2009	2008	2009	2008

Numerators:
Net income attributable to FMC-AG & Co. KGaA	$225,300	$206,335	$644,519	$603,296
less:
Dividend preference on Preference shares	28	29	78	87

Income available to all classes of shares	$225,272	$206,306	$644,441	$603,209

Denominators:
Weighted average number of:
Ordinary shares outstanding	294,443,038	293,417,973	294,181,563	293,030,504
Preference shares outstanding	3,857,335	3,802,913	3,832,367	3,790,298

Total weighted average shares outstanding	298,300,373	297,220,886	298,013,930	296,820,802
Potentially dilutive Ordinary shares	—	578,884	—	390,591
Potentially dilutive Preference shares	70,925	101,648	69,494	100,021

Total weighted average ordinary shares
outstanding assuming dilution	294,443,038	293,996,857	294,181,563	293,421,095
Total weighted average Preference shares outstanding assuming dilution	3,928,260	3,904,561	3,901,861	3,890,319

Basic income per Ordinary share	$0.76	$0.69	$2.16	$2.03
Plus preference per Preference shares	—	0.01	0.02	0.02

Basic income per Preference share	$0.76	$0.70	$2.18	$2.05

Fully diluted income per Ordinary share	$0.76	$0.69	$2.16	$2.03
Plus preference per Preference shares	—	0.01	0.02	0.02

Fully diluted income per Preference share	$0.76	$0.70	$2.18	$2.05

8.	Employee Benefit Plans

The Company currently has two principal pension plans, one for German employees, the other covering employees in the United States, the latter of which was curtailed in 2002. Plan benefits are generally based on years of service and final salary. Consistent with predominant practice in Germany, the Company’s pension obligations in Germany are unfunded. Each year FMCH, a wholly-owned subsidiary of the Company and its principal North American subsidiary, contributes to the plan covering United States employees at least the minimum required by the Employee Retirement Income Security Act of 1974, as amended.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

The following table provides the calculations of net periodic benefit cost for the three-and nine-month periods ended September 30, 2009 and 2008.

	For the three months ended September 30,		For the nine months ended September 30,
	2009	2008	2009	2008

Components of net periodic benefit cost:
Service cost	$2,044	$2,139	$5,912	$6,431
Interest cost	5,445	5,220	16,089	15,461
Expected return on plan assets	(3,965)	(4,222)	(11,895)	(12,697)
Amortization of unrealized losses	1,217	459	3,653	1,260

Net periodic benefit costs	$4,741	$3,596	$13,759	$10,455

9.	Commitments and Contingencies

Legal Proceedings

The Company is routinely involved in numerous claims, lawsuits, regulatory and tax audits, investigations and other legal matters arising, for the most part, in the ordinary course of its business of providing healthcare services and products. The outcome of litigation and other legal matters is always difficult to accurately predict and outcomes that are not consistent with the Company’s view of the merits can occur. The Company believes that it has valid defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that the resolution of one or more of the legal matters currently pending or threatened could have a material adverse effect on its business, results of operations and financial condition.

Commercial Litigation

The Company was originally formed as a result of a series of transactions it completed pursuant to the Agreement and Plan of Reorganization dated as of February 4, 1996, by and between W.R. Grace & Co. and Fresenius SE (the “Merger”). At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant liabilities arising out of product-liability related litigation (including asbestos-related actions), pre-Merger tax claims and other claims unrelated to National Medical Care, Inc. (“NMC”), which was W.R. Grace & Co.’s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify the Company, FMCH, and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC’s operations. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001.

Prior to and after the commencement of the Grace Chapter 11 Proceedings, class action complaints were filed against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.-Conn., and by the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate in the Grace Chapter 11 Proceedings, alleging among other things that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act and constituted a conspiracy. All such cases have been stayed and transferred to or are pending before the U.S. District Court as part of the Grace Chapter 11 Proceedings.

In 2003, the Company reached agreement with the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate and W.R. Grace & Co. in the matters pending in the Grace Chapter 11 Proceedings for the settlement of all fraudulent conveyance and tax claims against it and other claims related to the Company that arise out of the bankruptcy of W.R. Grace & Co. Under the terms of the settlement agreement as amended (the “Settlement Agreement”), fraudulent conveyance and other claims raised on behalf of asbestos claimants will be dismissed with prejudice and the Company will receive protection against existing and potential future W.R. Grace & Co. related claims, including fraudulent conveyance and asbestos claims, and indemnification against income tax claims related to the non-NMC members of the W.R. Grace & Co. consolidated tax group upon confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that contains such provisions. Under the Settlement Agreement, the Company will pay a total of $115,000 without interest to the W.R. Grace & Co.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

bankruptcy estate, or as otherwise directed by the Court, upon plan confirmation. No admission of liability has been or will be made. The Settlement Agreement has been approved by the U.S. District Court. Subsequent to the Merger, W.R. Grace & Co. was involved in a multi-step transaction involving Sealed Air Corporation (“Sealed Air,” formerly known as Grace Holding, Inc.). The Company is engaged in litigation with Sealed Air to confirm its entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities and Merger-related claims. Under the Settlement Agreement, upon confirmation of a plan that satisfies the conditions of the Company’s payment obligation, this litigation will be dismissed with prejudice.

On April 4, 2003, FMCH filed a suit in the U.S. District Court for the Northern District of California, styled Fresenius USA, Inc., et al., v. Baxter International Inc., et al., Case No. C 03-1431, seeking a declaratory judgment that FMCH does not infringe patents held by Baxter International Inc. and its subsidiaries and affiliates (“Baxter”), that the patents are invalid, and that Baxter is without right or authority to threaten or maintain suit against FMCH for alleged infringement of Baxter’s patents. In general, the alleged patents concern the use of touch screen interfaces for hemodialysis machines. Baxter filed counterclaims against FMCH seeking more than $140,000 in monetary damages and injunctive relief, and alleging that FMCH willfully infringed on Baxter’s patents. On July 17, 2006, the court entered judgment on a jury verdict in favor of FMCH finding that all the asserted claims of the Baxter patents are invalid as obvious and/or anticipated in light of prior art.

On February 13, 2007, the court granted Baxter’s motion to set aside the jury’s verdict in favor of FMCH and reinstated the patents and entered judgment of infringement. Following a trial on damages, the court entered judgment on November 6, 2007 in favor of Baxter on a jury award of $14,300. On April 4, 2008, the court denied Baxter’s motion for a new trial, established a royalty payable to Baxter of 10% of the sales price for continuing sales of FMCH’s 2008K hemodialysis machines and 7% of the sales price of related disposables, parts and service beginning November 7, 2007, and enjoined sales of the 2008K machine effective January 1, 2009. We appealed the court’s rulings to the Court of Appeals for the Federal Circuit. On September 10, 2009, the Court of Appeals reversed the district court’s decision and determined that the asserted claims in two of the three patents at issue are invalid. As to the third patent, the Court of Appeals affirmed the district court’s decision; however, the Court of Appeals vacated the injunction and award of damages. These issues have been remanded to the lower court for reconsideration in light of the invalidity ruling on most of the claims. As a result, FMCH is no longer required to fund the court-approved escrow account set up to hold the royalty payments ordered by the district court, although funds already contributed will remain in escrow until the case is concluded. The remaining patent has been found invalid in re-examination by the U.S. Patent and Trademark Office (USPTO) and Baxter has appealed this finding. If we prevail with respect to the invalidity of the final remaining patent, the escrowed funds will be returned to us with interest. In October 2008, we completed design modifications to the 2008K machine that eliminate any incremental hemodialysis machine royalty payment exposure under the original district court order, irrespective of the outcome of the remanded issues.

On April 28, 2008, Baxter filed suit in the U.S. District Court for the Northern District of Illinois, Eastern Division (Chicago), styled Baxter International, Inc. and Baxter Healthcare Corporation v. Fresenius Medical Care Holdings, Inc. and Fresenius USA, Inc., Case No. CV 2389, asserting that FMCH’s hemodialysis machines infringe four recently issued patents (late 2007-2008), all of which are based on one of the patents at issue in the April 2003 Baxter case described above. The new patents expire in April 2011 and relate to trend charts shown on touch screen interfaces and the entry of ultrafiltration profiles (ultrafiltration is the removing of liquid from a patient’s body using pressure). The court has stayed the case pending the outcome of the appeal in the April 2003 Baxter case. The Company believes that its hemodialysis machines do not infringe any valid claims of the Baxter patents at issue, all of which are now subject to re-examination at, and a preliminary finding of invalidity by, the USPTO.

On October 17, 2006, Baxter and DEKA Products Limited Partnership (DEKA) filed suit in the U.S. District Court for the Eastern District of Texas which was subsequently transferred to the Northern District of California, styled Baxter Healthcare Corporation and DEKA Products Limited Partnership v. Fresenius Medical Care Holdings, Inc. d/b/a Fresenius Medical Care North America and Fresenius USA, Inc., Case No. CV 438 TJW. The complaint alleges that FMCH’s Liberty peritoneal cyclers infringe certain patents owned by or licensed to Baxter. Sales of the Liberty cyclers commenced in July 2008. The Company believes that the Liberty peritoneal cycler does not infringe any valid claims of the Baxter/DEKA patents.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

Two patent infringement actions have been pending in Germany between Gambro Industries (“Gambro”) on the one side and Fresenius Medical Care Deutschland GmbH (“D-GmbH”) and FMC-AG & Co. KGaA on the other side (hereinafter collectively “Fresenius Medical Care”). Gambro herein alleged patent infringements by Fresenius Medical Care concerning a patent on a device for the preparation of medical solutions. The first case was dismissed as being unfounded. Such decision has already become final. In the second case, the District Court of Mannheim rendered a judgment on June 27, 2008 deciding in favor of Gambro and declaring that Fresenius Medical Care has infringed a patent. Accordingly, the court ordered Fresenius Medical Care to pay compensation (to be determined in a separate court proceeding) for alleged infringement and to stop offering the alleged patent infringing technology in its original form in Germany. D-GmbH brought an invalidity action in the Federal German Patent Court (“BPatG”) against Gambro’s patent. This case is currently pending with the Federal Court of Justice as the court of appeal. Fresenius Medical Care has also filed an appeal against the District Court’s verdict. On January 5, 2009, Gambro enforced such verdict provisionally by way of security. However, preceding such enforcement Fresenius Medical Care had already developed design modifications, being an alternative technical solution, and replaced the alleged patent infringing technology in all of the affected devices. In view of the pending appeal against BPatG’s verdict and Fresenius Medical Care’s appeal against the District Court’s verdict, Fresenius Medical Care continues to believe that the alleged patent infringing technology does not infringe any valid patent claims of Gambro. Therefore, the Company has made no provision in the financial statements for any potential liability in this matter.

Other Litigation and Potential Exposures

Renal Care Group, Inc. (“RCG”) was named as a nominal defendant in a second amended complaint filed September 13, 2006 in the Chancery Court for the State of Tennessee Twentieth Judicial District at Nashville against former officers and directors of RCG which purports to constitute a class action and derivative action relating to alleged unlawful actions and breaches of fiduciary duty in connection with the Company’s acquisition of RCG (the “RCG Acquisition”) and in connection with alleged improper backdating and/or timing of stock option grants by RCG. The amended complaint was styled Indiana State District Council of Laborers and Hod Carriers Pension Fund v. Gary Brukardt et al. The complaint sought damages against defendant and its former officers and directors but did not state a claim for money damages directly against RCG. As of August 24, 2009, appellate proceedings that reversed the trial court’s dismissal of the complaint had concluded. The litigation is accordingly proceeding toward trial in the Chancery Court.

FMCH and its subsidiaries, including RCG (prior to the RCG Acquisition), received subpoenas from the U.S. Department of Justice, U.S. Attorney for the Eastern District of Missouri, in connection with a joint civil and criminal investigation. FMCH received its subpoena in April 2005. RCG received its subpoena in August 2005. The subpoenas require production of a broad range of documents relating to FMCH’s and RCG’s operations, with specific attention to documents related to clinical quality programs, business development activities, medical director compensation and physician relationships, joint ventures, and anemia management programs, RCG’s supply company, pharmaceutical and other services that RCG provides to patients, RCG’s relationships to pharmaceutical companies, and RCG’s purchase of dialysis equipment from FMCH. The Office of the Inspector General of the U.S. Department of Health and Human Services and the U.S. Attorney’s office for the Eastern District of Texas have also confirmed that they are participating in the review of the anemia management program issues raised by the U.S. Attorney’s office for the Eastern District of Missouri. We will continue to cooperate in the ongoing investigation.

On July 17, 2007, the U.S. Attorney’s office filed a civil complaint against RCG and FMCH in its capacity as RCG’s current corporate parent in United States District Court, Eastern District of Missouri. The complaint seeks monetary damages and penalties with respect to issues arising out of the operation of RCG’s Method II supply company through 2005, prior to the date of FMCH’s acquisition of RCG. The complaint is styled United States of America ex rel. Julie Williams et al. vs. Renal Care Group, Renal Care Group Supply Company and FMCH. On August 11, 2009, the Court granted RCG’s motion to transfer venue to the Middle District of Tennessee (Nashville), where the case is proceeding toward trial. The Company believes that RCG’s operation of its Method II supply company was in compliance with applicable law and will defend this litigation vigorously.

On November 27, 2007, the United States District Court for the Western District of Texas (El Paso) unsealed and permitted service of two complaints previously filed under seal by a qui tam relator, a former FMCH local clinic

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

employee (qui tam is a legal provision under the United States False Claims Act, which allows private individuals to bring suit on behalf of the U.S. federal government, as far as such individuals believe to have knowledge of presumable fraud committed by third parties). The first complaint alleges that a nephrologist unlawfully employed in his practice an assistant to perform patient care tasks that the assistant was not licensed to perform and that Medicare billings by the nephrologist and FMCH therefore violated the False Claims Act. The second complaint alleges that FMCH unlawfully retaliated against the relator by discharging her from employment constructively. The United States Attorney for the Western District of Texas declined to intervene and to prosecute on behalf of the United States. Litigation on the relator’s complaint is continuing.

On June 25, 2009, FMCH received a subpoena from the U.S. Department of Justice, U.S. Attorney for the District of Massachusetts. The subpoena seeks information relating to the results of certain laboratory tests ordered for patients treated in FMCH’s dialysis facilities during the years 2004 through 2009. The Company intends to cooperate fully in the government’s investigation.

We have filed claims for refunds contesting the Internal Revenue Service’s (“IRS”) disallowance of FMCH’s civil settlement payment deductions taken by Fresenius Medical Care Holdings, Inc. (“FMCH”) in prior year tax returns. As a result of a settlement agreement with the IRS to resolve our appeal of the IRS’s disallowance of deductions for the civil settlement payments made to qui tam relators in connection with the resolution of the 2000 U.S. government investigation, we received a refund in September 2008 of $37,000, inclusive of interest. We continue to pursue our claims for the remaining refunds in the U.S. Federal courts.

For the tax year 1997, we recognized an impairment of one of our subsidiaries which the German tax authorities disallowed in 2003 at the conclusion of its audit for the years 1996 and 1997. We have filed a complaint with the appropriate German court to challenge the tax authority’s decision.

The IRS tax audits of FMCH for the years 2002 through 2006 have been completed. The IRS has disallowed all deductions taken during these audit periods related to intercompany mandatorily redeemable preferred shares. The Company has protested the disallowed deductions and some routine adjustments and will avail itself of all remedies. An adverse determination in this litigation could have a material adverse effect on our results of operations and liquidity.

Following Fresenius Medical Care & Co KGaA’s Annual General Meeting of Shareholders (“AGM”) on May 7, 2009, two shareholders challenged, on the basis of alleged insufficient disclosure during the AGM, resolutions taken by the shareholders on (i) the approval of the actions of the General Partner and (ii) the approval of the actions of the members of the Supervisory Board. Upon conclusion of the proceedings, the court will either uphold the respective resolutions or order their annulment. The Company is of the opinion that the challenges are without merit and will defend this litigation vigorously.

From time to time, the Company is a party to or may be threatened with other litigation or arbitration, claims or assessments arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company’s defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

The Company, like other health care providers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. The Company must also comply with the Anti-Kickback Statute, the False Claims Act, the Stark Law, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company’s interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states.

In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence “whistle blower” actions. By virtue of this regulatory environment, the Company’s business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, investigative demands, subpoenas, other inquiries, claims and litigation relating to the Company’s compliance with applicable laws and regulations. The Company

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

may not always be aware that an inquiry or action has begun, particularly in the case of “whistle blower” actions, which are initially filed under court seal.

The Company operates many facilities throughout the United States. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Law and the False Claims Act, among other laws.

Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. The Company has been and is currently subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

The Company has also had claims asserted against it and has had lawsuits filed against it relating to alleged patent infringements or businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition, and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

Accrued Special Charge for Legal Matters

At December 31, 2001, the Company recorded a pre-tax special charge of $258,159 to reflect anticipated expenses associated with the defense and resolution of pre-Merger tax claims, Merger-related claims, and commercial insurer claims. The costs associated with the Settlement Agreement and settlements with insurers have been charged against this accrual. With the exception of the proposed $115,000 payment under the Settlement Agreement in the Grace Chapter 11 Proceedings, all other matters included in the special charge have been resolved. While the Company believes that its remaining accrual reasonably estimates its currently anticipated costs related to the continued defense and resolution of this matter, no assurances can be given that its actual costs incurred will not exceed the amount of this accrual.

10.	Financial Instruments

As a global supplier of dialysis services and products in more than 115 countries throughout the world, the Company is faced with a concentration of credit risks due to the nature of the reimbursement systems which are often provided by the governments of the countries in which the Company operates. Changes in reimbursement rates or the scope of coverage could have a material adverse effect on the Company’s business, financial condition and results of operations and thus on its capacity to generate cash flow. In the past the Company experienced and also expects in the future generally stable reimbursements for its dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. Due to the fact that a large portion of the Company’s reimbursement is provided by public health care organizations and private insurers, the Company expects that most of its accounts receivables will be collectable, albeit somewhat more slowly in the International segment in the immediate future, particularly in countries most severely affected by the current global financial crisis.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

Non-derivative Financial Instruments

The following table presents the carrying amounts and fair values of the Company’s non-derivative financial instruments at September 30, 2009, and December 31, 2008.

	September 30,		December 31,
	2009		2008
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Non-derivatives
Assets
Cash and cash equivalents	$223,570	$223,570	$221,584	$221,584
Receivables	2,630,786	2,630,786	2,351,841	2,351,841

Liabilities
Accounts payable	666,132	666,132	605,260	605,260
Short-term borrowings	312,026	312,026	683,155	683,155
Short-term borrowings from related parties	42,533	42,533	1,330	1,330
Long term debt, excluding Euro and Senior Notes	3,935,810	3,935,810	3,641,697	3,641,697
Trust Preferred Securities	663,005	693,487	640,696	626,241
Euro Notes	292,860	301,943	278,340	276,154
Senior Notes	493,122	485,000	492,456	465,625

The carrying amounts in the table are included in the consolidated balance sheet under the indicated captions.

The significant methods and assumptions used in estimating the fair values of non-derivative financial instruments are as follows:

Cash and cash equivalents are stated at nominal value which equals the fair value.

Short-term financial instruments such as accounts receivable and accounts payable and short-term borrowings are valued at their carrying amounts, which are reasonable estimates of the fair value due to the relatively short period to maturity of these instruments.

The fair value of Senior Notes and trust preferred securities are based on market prices and quotes as of the balance sheet date. The fair values of other fixed-rate financial liabilities, for which market quotes are not available, are calculated as present value of the respective future cash flows. To determine these present values, the prevailing interest rates and credit spreads for the Company as of the balance sheet date are used.

The fair values of financial liabilities with floating interest rates approximate their carrying amounts as the interest rates for these liabilities are predominantly updated every three months with interest rates reflecting actual market conditions at the time of update.

Derivative Financial Instruments

The Company is exposed to market risk from changes in interest rates and foreign exchange rates. In order to manage the risk of interest rate and currency exchange rate fluctuations, the Company enters into various hedging transactions by means of derivative instruments with highly rated financial institutions as authorized by the Company’s General Partner. On a quarterly basis an assessment of the Company’s counterparty credit risk is performed, which we consider currently to be low.

In certain instances, the Company enters into derivative contracts that do not qualify for hedge accounting but are utilized for economic purposes (“economic hedges”). In these cases, the change in value of the economic hedge is recorded in the income statement and usually offsets the change in value recorded in the income statement for the underlying asset or liability. The Company does not use financial instruments for trading purposes.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

Foreign Exchange Risk Management

The Company conducts business on a global basis in various currencies, though its operations are mainly in Germany and the United States. For financial reporting purposes, the Company has chosen the U.S. dollar as its reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar and the local currencies in which the financial statements of the Company’s international operations are maintained affect its results of operations and financial position as reported in its consolidated financial statements.

The Company’s exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases. The Company has significant amounts of sales of products invoiced in euro from its European manufacturing facilities to its other international operations and, to a lesser extent, sales of products invoiced in other non-functional currencies. This exposes the subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted. For the purpose of hedging existing and foreseeable foreign exchange transaction exposures the Company enters into foreign exchange forward contracts and, on a small scale, foreign exchange options. The Company’s policy, which has been consistently followed, is that financial derivatives be used only for the purpose of hedging foreign currency exposure. As of September 30, 2009 the Company had no foreign exchange options.

In connection with intercompany loans in foreign currency the Company normally uses foreign exchange swaps thus assuring that no foreign exchange risks arise from those loans.

Interest Rate Risk Management

The Company enters into derivatives, particularly interest rate swaps and to a certain extent, interest options, to protect interest rate exposures arising from long-term debt at floating rates by effectively swapping them into fixed rates.

Derivative Financial Instruments Valuation

The following table shows the Company’s derivatives at September 30, 2009 and December 31, 2008.

	September 30,		December 31,
	2009		2008
	Assets(2)	Liabilities(2)	Assets(2)	Liabilities(2)

Derivatives in cash flow hedging relationships(1)
Current
Foreign exchange contracts	14,467	(7,654)	27,904	(12,216)
Interest rate contracts (Dollar)	–	(5,467)	–	(8,526)

Non-current
Foreign exchange contracts	4,209	(951)	2,624	(2,547)
Interest rate contracts (Dollar)	–	(117,703)	–	(140,420)
Interest rate contracts (Yen)	–	(4)	–	(9)

Total	$18,676	$(131,779)	$30,528	$(163,718)

Derivatives not designated as hedging instruments(1)
Current
Foreign exchange contracts	12,046	(5,120)	22,182	(24,832)

Non-current
Foreign exchange contracts	4	(12)	921	–

Total	$12,050	$(5,132)	$23,103	$(24,832)

(1)	As of September 30, 2009, the valuation of the Company’s derivatives was determined using Significant Other Observable Inputs (Level 2) in accordance with the fair value hierarchy levels established in the Codification.

(2)	Derivative instruments are marked to market each reporting period resulting in carrying amounts being equal to fair values at reporting date.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

The carrying amounts for the current portion of derivatives indicated as assets in the table above are included in Prepaid expenses and other current assets in the Consolidated Balance Sheets while the current portion of those indicated as liabilities are included in Accrued expenses and other current liabilities. The non-current portions indicated as assets or liabilities are included in the Consolidated Balance Sheets in Other assets or Other liabilities, respectively.

The significant methods and assumptions used in estimating the fair values of derivative financial instruments are as follows:

The fair value of interest rate swaps is calculated by discounting the future cash flows on the basis of the market interest rates applicable for the remaining term of the contract as of the balance sheet date. To determine the fair value of foreign exchange forward contracts, the contracted forward rate is compared to the current forward rate for the remaining term of the contract as of the balance sheet date. The result is then discounted on the basis of the market interest rates prevailing at the balance sheet date for the applicable currency.

The Company is required to take into account credit risks when measuring the fair value of derivative financial instruments. In accordance with these requirements, the Company’s own credit risk is incorporated in the fair value estimation of interest rate derivatives that are liabilities. However, for foreign exchange forward derivatives that are liabilities, due to the relatively short term of the contracts, the Company did not take into account its own credit risk in the fair value estimation. Counterparty credit-risk adjustments are not material at this time due to the ratings of the counterparty banks which generally have ratings in the “A” Category or better and are therefore not factored into the valuation of derivatives that are assets.

The Effect of Derivatives on the Consolidated Financial Statements

			Amount of (Gain)
	Amount of Gain or	Location of (Gain)	reclassified
	(Loss) Recognized in	reclassified from	from Accumulated
	OCI on Derivative	Accumulated OCI in	OCI in Income
Derivatives in Cash Flow	(Effective Portion)	Income	(Effective Portion)
Hedging Relationships	2009	(Effective Portion)	2009

Interest rate contracts (Dollar)	25,777	Interest income/expense	(33)
Interest rate contracts (Yen)	4	Interest income/expense	–
Foreign exchange contracts	(1,468)	Costs of Revenue	(4,219)

	24,313		(4,252)

		Amount of (Gain) or
	Location of (Gain) or	Loss Recognized in
Derivatives not Designated as	Loss Recognized in	Income on Derivative
Hedging Instruments	Income on Derivative	2009

Foreign exchange contracts	Selling, general and administrative expense	(1,793)
	Interest income/expense	1,710

		(83)

The Company expects to recognize $2,428 of gains deferred in accumulated other comprehensive income at September 30, 2009, in earnings during the next twelve months.

As of September 30, 2009, the Company had foreign exchange derivatives with maturities of up to 38 months and interest rate swaps with maturities of up to 30 months.

11.	Business Segment Information

The Company has identified three business segments, North America, International, and Asia Pacific, which were determined based upon how the Company manages its businesses. All segments are primarily engaged in providing dialysis care services and manufacturing and distribution products and equipment for the treatment of ESRD. In the U.S., the Company is also engaged in performing clinical laboratory testing and providing inpatient dialysis services and other services under contract to hospitals. The Company has aggregated the International and Asia Pacific operating segments as “International.” The segments are aggregated due to their similar economic characteristics. These characteristics include the same services provided and products sold, the same type patient population, similar methods of distribution of products and services and similar economic environments.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

Management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses. Management believes that the most appropriate measure in this regard is operating income which measures the Company’s source of earnings. Financing is a corporate function, which the Company’s segments do not control. Therefore, the Company does not include interest expense relating to financing as a segment measure. Similarly, the Company does not allocate “corporate costs,” which relate primarily to certain headquarters overhead charges, including accounting and finance, professional services, etc., because the Company believes that these costs are also not within the control of the individual segments. The Company also regards income taxes to be outside the segment’s control.

Information pertaining to the Company’s business segments for the three- and nine-month-periods ended September 30, 2009 and 2008 is set forth below.

	North		Segment
	America	International	Total	Corporate	Total

Three months ended September 30, 2009

Net revenue external customers	$1,949,384	$939,115	$2,888,499	$170	$2,888,669
Inter-segment revenue	572	20,668	21,240	(21,240)	–

Total net revenue	1,949,956	959,783	2,909,739	(21,070)	2,888,669

Depreciation and amortization	(67,995)	(48,005)	(116,000)	(2,291)	(118,291)

Operating income	324,723	156,589	481,312	(29,987)	451,325

Capital expenditures, acquisitions and investments	81,076	90,806	171,882	162	172,044

Three months ended September 30, 2008

Net revenue external customers	$1,770,820	$942,278	$2,713,098	$167	$2,713,265
Inter-segment revenue	1,146	20,849	21,995	(21,995)	–

Total net revenue	1,771,966	963,127	2,735,093	(21,828)	2,713,265

Depreciation and amortization	(61,156)	(44,388)	(105,544)	(2,352)	(107,896)

Operating income	295,809	152,083	447,892	(25,702)	422,190

Capital expenditures, acquisitions and investments	109,220	79,050	188,270	13,868	202,138

Nine months ended September 30, 2009

Net revenue external customers	$5,599,543	$2,612,029	$8,211,572	$476	$8,212,048
Inter-segment revenue	1,805	59,661	61,466	(61,466)	–

Total net revenue	5,601,348	2,671,690	8,273,038	(60,990)	8,212,048

Depreciation and amortization	(196,450)	(131,178)	(327,628)	(6,505)	(334,133)

Operating Income	894,154	456,924	1,351,078	(86,274)	1,264,804

Segment assets	11,060,212	4,301,805	15,362,017	334,639	15,696,656
Capital expenditures, acquisitions and investments(1)	263,676	242,784	506,460	932	507,392

Nine months ended September 30, 2008

Net revenue external customers	$5,152,931	$2,736,839	$7,889,770	$515	$7,890,285
Inter-segment revenue	1,146	60,188	61,334	(61,334)	–

Total net revenue	5,154,077	2,797,027	7,951,104	(60,819)	7,890,285

Depreciation and amortization	(174,115)	(127,378)	(301,493)	(5,268)	(306,761)

Operating Income	858,315	462,008	1,320,323	(80,417)	1,239,906

Segment assets	10,878,906	3,597,380	14,476,286	308,023	14,784,309
Capital expenditures, acquisitions and investments(2)	382,302	236,628	618,930	59,165	678,095

(1)	International acquisitions exclude $3,056 of non-cash acquisitions for 2009.

(2)	North America acquisitions exclude $49,555 and International acquisitions exclude $2,134 of non-cash acquisitions for 2008.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

12.	Supplementary Cash Flow Information

The following additional information is provided with respect to the consolidated statements of cash flows:

	For the Nine Months Ended
	September 30,
	2009	2008

Supplementary cash flow information:
Cash paid for interest	$264,741	$283,489

Cash paid for income taxes(1)	$308,508	$240,755

Cash inflow for income taxes from stock option exercises	$3,596	$6,391

Supplemental disclosures of cash flow information:
Details for acquisitions:
Assets acquired	$(135,990)	$(118,131)
Liabilities assumed	13,516	9,523
Noncontrolling interest	16,889	(3,701)
Notes assumed in connection with acquisition	3,056	2,134

Cash paid	(102,529)	(110,175)
Less cash acquired	5,398	873

Net cash paid for acquisitions	$(97,131)	$(109,302)

(1)	Net of tax refund

13.	Supplemental Condensed Combining Information

In February 1998 FMC Trust Finance S.à.r.l. Luxembourg, and in June 2001 FMC Trust Finance S.à.r.l. Luxembourg III, each of which is a wholly-owned subsidiary of FMC-AG & Co. KGaA, issued senior subordinated debt securities, fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis, by FMC-AG & Co. KGaA, D-GmbH and FMCH (D-GmbH and FMCH being the “Guarantor Subsidiaries”). The senior subordinated debt securities were issued to statutory trusts organized under the laws of the State of Delaware, which issued trust preferred securities that were guaranteed by the Company through a series of undertakings by the Company and the Guarantor Subsidiaries, and the Company acquired all of the common securities of these trusts. In December 2004, the Company assumed the obligations of its wholly owned subsidiaries as the issuer of senior subordinated notes denominated in Deutschmark and Euro held by Fresenius Medical Care Capital Trust III and Fresenius Medical Care Capital Trust V, respectively. The issuers repaid $450 and DM300 aggregate principal amount of senior subordinated debt securities on February 1, 2008 in connection with the mandatory redemption on the same date of the related trust preferred securities issued by Fresenius Medical Care Capital Trust II and Fresenius Medical Care Capital Trust III.

In addition, FMC Finance III S.A., a wholly-owned subsidiary of the Company, is the obligor on senior debt securities issued in June 2007 which are fully and unconditionally guaranteed, jointly and severally on a senior basis, by the Company and by the Guarantor Subsidiaries. The following combining financial information for the Company is as of September 30, 2009 and December 31, 2008 and for the nine month periods ended September 30, 2009 and 2008, segregated between FMC Finance III S.A., the Company, D-GmbH, FMCH, and each of the Company’s other businesses (the “Non-Guarantor Subsidiaries”). For purposes of the condensed combining information, the Company and the Guarantor Subsidiaries carry their investments under the equity method. Other (income) expense includes income and losses related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. In addition, other (income) expense includes income and losses from profit and loss transfer agreements as well as dividends received.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

	For the nine months ended September 30, 2009
	Issuer	Guarantors
	FMC	FMC-AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$–	$–	$2,011,518	$–	$7,909,841	$(1,709,311)	$8,212,048
Cost of revenue	–	–	1,640,405	–	5,515,461	(1,716,336)	5,439,530

Gross profit	–	–	371,113	–	2,394,380	7,025	2,772,518

Operating expenses (income):
Selling, general and administrative	15	61,230	127,689	(24,492)	1,289,086	(10,322)	1,443,206
Research and development	–	–	45,266	–	19,242	–	64,508

Operating (loss) income	(15)	(61,230)	198,158	24,492	1,086,052	17,347	1,264,804

Other (income) expense:
Interest, net	(540)	23,771	4,986	43,737	181,646	(28,931)	224,669
Other, net	–	(757,158)	130,324	(398,194)	–	1,025,028	–

Income (loss) before income taxes	525	672,157	62,848	378,949	904,406	(978,750)	1,040,135
Income tax expense (benefit)	151	27,638	59,408	(7,583)	363,305	(97,483)	345,436

Net Income (loss)	374	644,519	3,440	386,532	541,101	(881,267)	694,699
Net Income attributable to noncontrolling interest	–	–	–	–	–	50,180	50,180

Net Income (loss) attributable to the group	$374	$644,519	$3,440	$386,532	$541,101	$(931,447)	$644,519

	For the nine months ended September 30, 2008
	Issuer	Guarantors
	FMC	FMC-AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$–	$–	$2,217,943	$–	$7,486,042	$(1,813,700)	$7,890,285
Cost of revenue	–	–	1,711,458	–	5,268,238	(1,777,975)	5,201,721

Gross profit	–	–	506,485	–	2,217,804	(35,725)	2,688,564

Operating expenses (income):
Selling, general and administrative	68	34,995	163,599	(7,242)	1,175,029	22,231	1,388,680
Research and development	–	–	42,478	–	17,500	–	59,978

Operating (loss) income	(68)	(34,995)	300,408	7,242	1,025,275	(57,956)	1,239,906

Other (income) expense:
Interest, net	(541)	1,842	12,115	57,799	223,638	(42,844)	252,009
Other, net	–	(693,399)	195,701	(416,477)	–	914,175	–

Income (loss) before income taxes	473	656,562	92,592	365,920	801,637	(929,287)	987,897
Income tax expense (benefit)	124	53,266	87,320	(19,844)	263,979	(28,332)	356,513

Net Income (loss)	349	603,296	5,272	385,764	537,658	(900,955)	631,384
Net Income attributable to noncontrolling interest	–	–	–	–	–	28,088	28,088

Net Income (loss) attributable to the group	$349	$603,296	$5,272	$385,764	$537,658	$(929,043)	$603,296

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

	At September 30, 2009
	Issuer	Guarantors
	FMC	FMC-AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$9	$321	$59	$–	$222,950	$231	$223,570
Trade accounts receivable, less allowance for doubtful accounts	–	–	161,309	–	2,171,306	–	2,332,615
Accounts receivable from related parties	7,969	1,651,809	666,916	535,867	2,627,109	(5,191,499)	298,171
Inventories	–	–	208,869	–	715,610	(83,156)	841,323
Prepaid expenses and other current assets	1	82,931	29,260	100	587,521	(3,621)	696,192
Deferred taxes	–	–	–	–	311,669	22,500	334,169

Total current assets	7,979	1,735,061	1,066,413	535,967	6,636,165	(5,255,545)	4,726,040

Property, plant and equipment, net	–	231	195,553	–	2,275,790	(91,407)	2,380,167
Intangible assets	–	646	47,579	–	807,397	–	855,622
Goodwill	–	–	3,566	–	7,421,926	–	7,425,492
Deferred taxes	–	–	–	–	96,438	(23,689)	72,749
Other assets	493,122	7,054,712	1,193,851	8,998,771	(6,021,299)	(11,482,591)	236,586

Total assets	$501,101	$8,790,650	$2,506,962	$9,534,738	$11,216,437	$(16,853,232)	$15,696,656

Current liabilities:
Accounts payable	$–	$281	$22,479	$–	$348,554	$–	$371,314
Accounts payable to related parties	–	882,880	637,275	1,490,780	2,510,744	(5,226,861)	294,818
Accrued expenses and other current liabilities	7,274	52,199	120,234	962	1,188,501	(7,750)	1,361,420
Short-term borrowings	–	132	–	–	311,894	–	312,026
Short-term borrowings from related parties	–	–	–	–	34,118	8,415	42,533
Current portion of long-term debt and capital lease obligations	–	–	–	133,866	26,460	–	160,326
Income tax payable	276	12,414	–	–	55,457	(1,452)	66,695
Deferred taxes	–	2,063	9,079	–	24,685	(3,410)	32,417

Total current liabilities	7,550	949,969	789,067	1,625,608	4,500,413	(5,231,058)	2,641,549

Long term debt and capital lease obligations, less current portion	493,122	1,155,870	–	1,613,695	4,372,601	(3,076,129)	4,559,159
Long term borrowings from related parties	–	4,617	228,994	493,122	440,093	(1,164,519)	2,307
Other liabilities	–	117,703	5,810	–	156,053	20,644	300,210
Pension liabilities	–	4,279	112,296	–	36,223	–	152,798
Income tax payable	–	15,110	–	–	86,023	81,192	182,325
Deferred taxes	–	9,466	3,008	–	479,437	(10,882)	481,029
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius
Medical Care Capital Trusts holding solely
Company-guaranteed debentures of subsidiary	–	–	–	–	663,005	–	663,005

Total liabilities	500,672	2,257,014	1,139,175	3,732,425	10,733,848	(9,380,752)	8,982,382

Total FMC-AG & Co. KGaA shareholders’ equity	429	6,533,636	1,367,787	5,802,313	301,951	(7,472,480)	6,533,636

Noncontrolling interest	–	–	–	–	180,638	–	180,638

Total equity	429	6,533,636	1,367,787	5,802,313	482,589	(7,472,480)	6,714,274

Total liabilities and equity	$501,101	$8,790,650	$2,506,962	$9,534,738	$11,216,437	$(16,853,232)	$15,696,656

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

	At December 31, 2008
	Issuer	Guarantors
	FMC	FMC-AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$23	$–	$44	$–	$221,003	$514	$221,584
Trade accounts receivable, less allowance for doubtful accounts	–	–	182,421	–	1,993,779	116	2,176,316
Accounts receivable from related parties	16,552	1,520,238	692,195	468,871	2,040,953	(4,563,284)	175,525
Inventories	–	–	182,223	–	614,879	(90,052)	707,050
Prepaid expenses and other current assets	1	82,188	28,794	50	496,393	(27)	607,399
Deferred taxes	–	–	–	–	300,068	24,055	324,123

Total current assets	16,576	1,602,426	1,085,677	468,921	5,667,075	(4,628,678)	4,211,997

Property, plant and equipment, net	–	272	176,148	–	2,141,714	(82,056)	2,236,078
Intangible assets	–	470	44,546	–	801,480	–	846,496
Goodwill	–	–	3,389	–	7,306,521	–	7,309,910
Deferred taxes	–	13,408	243	–	89,744	(10,590)	92,805
Other assets	492,456	6,511,354	1,207,785	8,305,121	(4,007,726)	(12,286,600)	222,390

Total assets	$509,032	$8,127,930	$2,517,788	$8,774,042	$11,998,808	$(17,007,924)	$14,919,676

Current liabilities:
Accounts payable	$–	$752	$28,714	$–	$336,551	$–	$366,017
Accounts payable to related parties	1	1,229,275	621,598	1,460,218	1,466,838	(4,538,687)	239,243
Accrued expenses and other current liabilities	15,887	37,994	104,128	1,939	1,121,326	7,159	1,288,433
Short-term borrowings	–	55,668	–	–	627,487	–	683,155
Short-term borrowings from related parties	–	–	–	–	111,232	(109,902)	1,330
Current portion of long-term debt and capital lease obligations	–	786	–	133,866	320,462	–	455,114
Income tax payable	190	13,958	–	–	71,649	(3,329)	82,468
Deferred taxes	–	1,177	7,250	–	23,339	(3,114)	28,652

Total current liabilities	16,078	1,339,610	761,690	1,596,023	4,078,884	(4,647,873)	3,144,412

Long term debt and capital lease obligations, less current portion	492,456	635,904	–	1,519,843	4,661,820	(3,355,137)	3,954,886
Long term borrowings from related parties	–	4,388	223,332	492,456	697,047	(1,414,730)	2,493
Other liabilities	–	140,420	11,497	–	148,172	19,513	319,602
Pension liabilities	–	3,030	107,152	–	26,573	–	136,755
Income tax payable	–	42,296	–	–	86,420	43,031	171,747
Deferred taxes	–	–	–	–	395,375	30,924	426,299
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiary	–	–	–	–	640,696	–	640,696

Total liabilities	508,534	2,165,648	1,103,671	3,608,322	10,734,987	(9,324,272)	8,796,890
Total FMC-AG & Co. KGaA shareholders’ equity	498	5,962,282	1,414,117	5,165,720	1,103,317	(7,683,652)	5,962,282
Noncontrolling interest	–	–	–	–	160,504	–	160,504

Total equity	498	5,962,282	1,414,117	5,165,720	1,263,821	(7,683,652)	6,122,786

Total liabilities and equity	$509,032	$8,127,930	$2,517,788	$8,774,042	$11,998,808	$(17,007,924)	$14,919,676

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

	For the nine months ended September 30, 2009
	Issuer	Guarantors
	FMC	FMC-AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$374	$644,519	$3,440	$386,532	$541,101	$(881,267)	$694,699
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	–	(447,187)	–	(398,194)	–	845,381	–
Depreciation and amortization	–	1,080	26,841	666	321,526	(15,980)	334,133
Change in deferred taxes, net	–	24,679	4,320	–	19,438	11,032	59,469
Loss (Gain) on sale of fixed assets and investments	–	7	244	–	(5,298)	–	(5,047)
Compensation expense related to stock options	–	22,822	–	–	–	–	22,822
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	–	–	(14,171)	–	(62,611)	–	(76,782)
Inventories	–	–	(32,787)	–	(59,696)	(11,819)	(104,302)
Prepaid expenses and other current and non-current assets	–	(2,860)	(3,381)	(23,412)	(51,253)	(11,795)	(92,701)
Accounts receivable from / payable to related parties	8,582	(393,888)	(46,020)	30,537	298,097	89,585	(13,107)
Accounts payable, accrued expenses and other current and non-current liabilities	(8,613)	19,384	28,651	(995)	32,225	1,548	72,200
Income tax payable	86	(29,548)	–	(7,583)	21,323	4,823	(10,899)

Net cash provided by (used in) operating activities	429	(160,992)	(32,863)	(12,449)	1,054,852	31,508	880,485

Investing Activities:
Purchases of property, plant and equipment	–	(70)	(47,918)	–	(369,585)	19,226	(398,347)
Proceeds from sale of property, plant and equipment	–	–	340	–	9,640	–	9,980
Disbursement of loans to related parties	–	10,189	130	(31,479)	–	21,160	–
Acquisitions and investments, net of cash acquired, and net purchases of intangible assets	–	(11,563)	(1,572)	–	(107,182)	11,272	(109,045)
Proceeds from divestitures	–	13,109	–	–	1,696	36,933	51,738

Net cash provided by (used in) investing activities	–	11,665	(49,020)	(31,479)	(465,431)	88,591	(445,674)

Financing Activities:
Short-term borrowings, net	–	(93,851)	81,895	–	(933)	(106,239)	(119,128)
Long-term debt and capital lease obligations, net	–	463,136	–	43,928	(222,652)	(21,160)	263,252
(Decrease) increase of accounts receivable securitization program	–	–	–	–	(335,000)	–	(335,000)
Proceeds from exercise of stock options	–	22,176	–	–	3,596	–	25,772
Dividends paid	(443)	(231,940)	–	–	(5,215)	5,658	(231,940)
Capital (decrease) increase	–	–	–	–	(1,837)	1,837	–
Distributions to noncontrolling interest	–	–	–	–	(47,591)	–	(47,591)
Contributions from noncontrolling interest	–	–	–	–	7,964	–	7,964

Net cash (used in) provided by financing activities	(443)	159,521	81,895	43,928	(601,668)	(119,904)	(436,671)

Effect of exchange rate changes on cash and cash equivalents	–	(9,873)	3	–	13,680	36	3,846

Cash and Cash Equivalents:
Net (decrease) increase in cash and cash equivalents	(14)	321	15	–	1,433	231	1,986
Cash and cash equivalents at beginning of period	23	–	44	–	221,517	–	221,584

Cash and cash equivalents at end of period	$9	$321	$59	$–	$222,950	$231	$223,570

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

	For the nine months ended September 30, 2008
	Issuer	Guarantors
	FMC	FMC-AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$349	$603,296	$5,272	$385,764	$537,658	$(900,955)	$631,384
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	–	(335,630)	–	(416,477)	–	752,107	–
Depreciation and amortization	–	1,136	29,267	666	291,540	(15,848)	306,761
Change in deferred taxes, net	–	(664)	2,616	–	53,349	830	56,131
Loss (Gain) on sale of fixed assets and investments	–	–	224	–	(14,024)	–	(13,800)
Write-up of loans from related parties	–	(18,256)	–	–	–	18,256	–
Compensation expense related to stock options	–	22,585	–	–	–	–	22,585
Changes in assets and liabilities, net of amounts from
businesses acquired:
Trade accounts receivable, net	–	–	(25,387)	–	(188,068)	–	(213,455)
Inventories	–	–	(36,159)	–	(90,599)	23,978	(102,780)
Prepaid expenses and other current and non-current assets	–	8,506	(25,418)	(6,173)	(35,171)	2,835	(55,421)
Accounts receivable from / payable to related parties	9,675	(288,762)	30,048	21,230	169,630	59,174	995
Accounts payable, accrued expenses and other current and non-current liabilities	(9,856)	10,639	61,327	(4,189)	(21,793)	3,628	39,756
Income tax payable	77	(15,625)	–	(19,844)	46,676	32,400	43,684

Net cash provided by (used in) operating activities	245	(12,775)	41,790	(39,023)	749,198	(23,595)	715,840

Investing Activities:
Purchases of property, plant and equipment	–	(184)	(63,821)	–	(461,618)	23,482	(502,141)
Proceeds from sale of property, plant and equipment	–	17	963	–	8,639	–	9,619
Disbursement of loans to related parties	–	(86,055)	136	108,983	–	(23,064)	–
Acquisitions and investments, net of cash acquired, and net purchases of intangible assets	–	(176)	(40,702)	–	(135,123)	47	(175,954)
Proceeds from divestitures	–	–	–	–	45,743	–	45,743

Net cash (used in) provided by investing activities	–	(86,398)	(103,424)	108,983	(542,359)	465	(622,733)

Financing Activities:
Short-term borrowings, net	–	(2,365)	61,659	–	(62,009)	–	(2,715)
Long-term debt and capital lease obligations, net	–	318,739	–	(69,960)	40,912	23,064	312,755
Redemption of trust preferred securities	–	–	–	–	(678,379)	–	(678,379)
Increase (decrease) of accounts receivable securitization program	–	–	–	–	452,000	–	452,000
Proceeds from exercise of stock options	–	31,225	–	–	6,391	–	37,616
Dividends paid	(222)	(252,395)	–	–	148	74	(252,395)
Capital increase (decrease)	–	–	–	–	47	(47)	–
Distributions to noncontrolling interest	–	–	–	–	(26,786)	–	(26,786)

Net cash (used in) provided by financing activities	(222)	95,204	61,659	(69,960)	(267,676)	23,091	(157,904)

Effect of exchange rate changes on cash and cash equivalents	–	4,060	(3)	–	(4,020)	39	76

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	23	91	22	–	(64,857)	–	(64,721)
Cash and cash equivalents at beginning of period	44	–	45	–	244,601	–	244,690

Cash and cash equivalents at end of period	$67	$91	$67	$–	$179,744	$–	$179,969

Quantitative and Qualitative Disclosures About Market Risk

During the period ended September 30, 2009, no material changes occurred to the information presented in Item 11 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2008. For additional information, see Item 11 on Form 20-F “Quantitative and Qualitative Disclosures About Market Risk” in the Company’s Annual Report for the year ended December 31, 2008.

Controls and Procedures

The Company is a “foreign private issuer” within the meaning of Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended. As such, the Company is not required to file quarterly reports with the Securities and Exchange Commission and it is required to provide an evaluation of the effectiveness of its disclosure controls and certifications of its Chief Executive Officer and Chief Financial Officer under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 only in its Annual Report on Form 20-F. The Company furnishes quarterly financial information to the Securities and Exchange Commission and such certifications under cover of Form 6-K on a voluntary basis and pursuant to the provisions of the Company’s pooling agreement entered into for the benefit of the public holders of our ordinary shares and the holders of our preference shares. In connection with such voluntary reporting, the Company’s management, including the Chief Executive Officer/Acting Chief Financial Officer of the Company’s general partner, have conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report, of the type contemplated by Securities Exchange Act Rule 13a-14. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded in connection with the furnishing of this report, that the disclosure controls and procedures are effective in ensuring that all material information required to be filed in a quarterly report has been made known to them in a timely fashion. During the past fiscal quarter, there have been no significant changes in internal controls, or in factors that could significantly affect internal controls.

Other Information

Legal Proceedings

The information in Note 9 of the Notes to Consolidated Financial Statements presented elsewhere in this report is incorporated by this reference in response to this item.

Other Information

Lawrence A. Rosen’s previously announced resignation as a member of the management board and Chief Financial Officer of the Company’s general partner became effective August 31, 2009. Since that date, Dr. Ben J. Lipps, the Chairman and Chief Executive Officer of the Company’s general partner, has served as Acting Chief Financial Officer.

Exhibits

Exhibit No.

31.1	Certification of Chief Executive Officer, Acting Chief Financial Officer and Chairman of the Management Board of the Company’s General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer, Acting Chief Financial Officer and Chairman of the Management Board of the Company’s General Partner and Chief Financial Officer of the Company’s General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (this exhibit accompanies this report as required by the Sarbanes-Oxley Act of 2002 and is not to be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended).(1)
101	The following financial statements as of and for the three- and nine-months periods ended September 30, 2009 from FMC-AG & Co. KGaA’s Report on Form 6-K for the month of November 2009, formatted in XBRL (eXtensible Business Language Reporting Language): (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Shareholders’ Equity and (vi) Notes to Consolidated Financial Statements, tagged as blocks of text.

(1)	On the date of this report, the Chief Executive Officer and Chief of the Management Board of the Company’s General Partner is also serving as the Acting Chief Financial Officer of the General Partner and, in accordance with Compliance and Disclosure Interpretation 161.03, he has signed a single certification in both capacities, indicating both titles under his signature.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: November 3, 2009

Fresenius Medical Care AG & Co. KGaA
a partnership limited by shares, represented by:

Fresenius Medical Care Management AG, its
general partner

By:
/s/  Dr. Ben J. Lipps
Name:     Dr. Ben J. Lipps

Title:	Chief Executive Officer,
Acting Chief Financial Officer and
Chairman of the Management Board of the
General Partner